2002

HARLEY DAVIDSON, INC.

ANNUAL REPORT


03018924



YOU MIGHT SAY WE'RE GOING PLACES.

With foresight, bold ideas and

DETERMINATION

WE'VE BUILT *a* BUSINESS *that* LEADS *an* INDUSTRY,

and PAVED *a* ROAD *of* OPPORTUNITY

for the YEARS *to* COME.


MOTOR
HARLEY-DAVIDSON
COMPANY

DETERMINATION

This is the second of three annual reports celebrating the 100th Anniversary and the enduring legacy of the Harley-Davidson Motor Company.


MOTOR
HARLEY-DAVIDSON
COMPANY

TABLE *of* CONTENTS

COVER

The 2003 Harley-Davidson® FLSTFI Fat Boy,® *pictured in 100th Anniversary Two-Tone Sterling Silver and Vivid Black*

OURS *is* QUITE *a* STORY. *It's a* REAL-LIFE SAGA *of* PERSEVERANCE, INGENUITY *and* PRIDE. A CHRONICLE *of* PIVOTAL DECISIONS *that* TURNED *our* BACKYARD ENTERPRISE *into* ONE *of the* WORLD'S MOST RECOGNIZED *and* ADMIRED COMPANIES. AND *a* LEGACY *of* EXTRAORDINARY PEOPLE *and* INNOVATIVE PRODUCTS *that* DETERMINED *a* HISTORY *of* SUCCESS—*and a* FUTURE *of* PROMISE.



DEAR FELLOW SHAREHOLDERS

In July of 2002, my wife Brenda and I took a long-awaited trip to Atlanta, Georgia, for the first stop of the Open Road Tour—a traveling festival that allows people across the globe to share in the Harley-Davidson 100th Anniversary celebration. There, immersed in the wealth of products and experiences that represent decades of commitment and passion, my belief was reaffirmed that Harley-Davidson was nearing not the end of a journey, but rather the beginning of one.

For even as I marveled at how far Harley-Davidson has come over the years, I was constantly reminded of how far we can still go. I could see it in the faces around me—people of all ages and backgrounds who had come together to celebrate the spirit of our company. They, and others like them all over the world, represent the future of our business. And with their dreams to guide us, we must reach deep inside ourselves and take hold of that future with more resolve than ever before.

When I look at our performance in 2002, I am not only optimistic, but excited about the road ahead. Even in an uncertain economic climate, Harley-Davidson achieved its 17th consecutive year of record revenue and earnings. And in doing so, we reached another impressive milestone, the first billion-dollar quarter in Company history—a feat we accomplished two additional times in 2002.

In 2002, consolidated revenue for Harley-Davidson, Inc. (the Company) was

PHOTOGRAPH

FACING PAGE: Jeffrey L. Bleustein, *Chairman & Chief Executive Officer, Harley-Davidson, Inc., with wife* Brenda *at the* Open Road Tour—*Toronto, Canada*

$4.1 billion, a 20.1% increase over 2001, while net income grew 32.5% to $580.2 million. Diluted earnings per share rose from $1.43 to $1.90, a 32.9% increase over the previous year.

Harley-Davidson Motor Company (Harley-Davidson) produced 263,653 motorcycles in 2002, a 12.5% increase over 2001. In turn, motorcycle revenue was up 18.3% to $3.16 billion. Anticipating another strong year, we have set a production target of 289,000 units for 2003.

In the United States, Harley-Davidson retail sales climbed nearly 18% in 2002. As the undisputed leader in the domestic heavyweight motorcycle market, we are also steadily growing our business in other regions of the world. In our major European markets, retail sales were up 2.7% compared to last year. And in Japan, we achieved our 18th consecutive year of growth, outselling all other manufacturers in the heavyweight category for the third straight year.

Fueled by the introduction of commemorative 100th Anniversary products in 2002, revenues from our Parts and Accessories and General Merchandise business units increased dramatically, climbing 24% and 41%, respectively. Parts and Accessories revenue rose to $629.2 million while that of General Merchandise totaled $231.5 million. Harley-Davidson Custom Vehicle Operations also enjoyed another successful year, launching two limited-production models in 2002.

Our financial arm, Harley-Davidson Financial Services, Inc. (HDFS) posted strong gains once again, increasing operating income 70% to $104.2 million, thanks to 34% growth in motorcycle loan originations. In 2002, HDFS helped more than 100,000 riders become proud owners of both new and used Harley-Davidson® and Buell® motorcycles, and also generated more than $1.5 billion in retail loans.

In 2002, we unveiled our stunning 2003 model 100th Anniversary Harley-Davidson motorcycles, which feature rich new paint schemes and special 100th Anniversary identification. Every 2003 motorcycle in the line-up has been designated a 100th Anniversary model, and we have extended the model year to 14 months to give even more customers the opportunity to own a piece of Harley-Davidson history.

"Even in an uncertain economic climate, Harley-Davidson achieved its 17th consecutive year of record revenue and earnings."

Buell Motorcycle Company, LLC (Buell) also did its part to make 2002 an historic year in motorcycling. In early spring, Buell shipped the first of its revolutionary Firebolt™ XB9R models to dealers, and then kept the heat on with the introduction of the exciting new 2003 Lightning® XB9S sportbike.

Moving forward with our Strategic Plan for Sustainable Growth, we invested $324 million in capital improvements in 2002 to increase production capacity and maintain momentum in the global marketplace. In September, we finished moving into a new European headquarters, in Oxford, England, that will help us centralize European operations and coordinate marketing efforts more effectively. In addition, we finished moving Dyna Glide motorcycle assembly to our Kansas City,

Missouri, facility from our plant in York, Pennsylvania. We are currently completing significant expansions at the Willie G. Davidson Product Development Center in Wauwatosa, Wisconsin, as well as at the York location. These additions will be operational in late 2003. I am also happy to report that we have completed expansion and upgrade work at our Tomahawk, Wisconsin, fiberglass and windshield operation. Over the past seven years, we have made more than $1.5 billion in capital investments to ensure Harley-Davidson remains a market leader in the years ahead.

The Harley Owners Group® (H.O.G.®) celebrated its own milestone in 2002, breaking the 700,000-member mark as it continued to bring more Harley-Davidson enthusiasts together across the globe. Our Buell owners club, the Buell Riders Adventure Group, or BRAG,® keeps gaining in popularity as well, now boasting nearly 10,000 members worldwide. Rider's Edge,® the Harley-Davidson Academy of Motorcycling, remains an integral part of our strategy to broaden our customer base, attracting thousands of new enthusiasts to our lifestyle and products each year.

In 2002, two new members were elected to the Harley-Davidson, Inc. Board of Directors. The first, George H. Conrades, is chairman and chief executive officer of Akamai Technologies, an innovative e-business services provider, and we expect to benefit greatly from his expertise in the technology sector. The second, George L. Miles, Jr., is president and chief executive officer of WQED Multimedia, a pioneer in public broadcasting. Mr. Miles is a certified public accountant and proud Vietnam veteran, and he brings his extensive experience in communications, finance and accounting to our outstanding team of directors. I hope you will join me in welcoming Mr. Conrades and Mr. Miles to the Harley-Davidson family. And I would also like to recognize two departing board members, Rich Teerlink and Richard Herman-Taylor, for their invaluable contributions to the Company.

I am saddened to report that Richard G. LeFauve, our beloved colleague and friend, passed away on January 26, 2003. "Skip," as he was known, was an avid rider, and had been a Director of Harley-Davidson, Inc. since 1993. During his years with us, Skip was an enthusiastic presence, providing manufacturing insight that helped Harley-Davidson negotiate the challenges of rapid capacity growth. He also played a key role in the development of our first Partnering Agreement with union leadership in 1995. All of us at Harley-Davidson extend our condolences to the LeFauve family. Skip will be greatly missed.

The year 2002 also marked the 22nd year of our relationship with the Muscular Dystrophy Association (MDA), a remarkable organization with which Harley-Davidson is proud to be associated. Our family has contributed in many ways to its cause over the years, and our 100th Anniversary celebration presents us with a unique opportunity both to step up fundraising efforts and to increase awareness of the MDA and its mission. Through a range of

"We invested $324 million in capital improvements in 2002 to increase production capacity and maintain momentum in the global marketplace."

100th Anniversary activities, including the Open Road Tour, dealer events and the upcoming Parade of MDA Heroes in August 2003, we hope to raise $5 million to fund research and services for individuals with neuromuscular disease.

Among other activities in 2002, the Harley-Davidson Foundation embarked on a multiyear partnership with Milwaukee Habitat for Humanity and with local civic and community organizations in an effort to revitalize the neighborhood around our headquarters on Juneau Avenue. Over the next few years, we will invest more than $1 million in this economic development initiative, which we hope will provide a solid foundation for growth and act as a catalyst for further revitalization in the area.

On a personal note, I am honored to have been appointed by President George W. Bush to The President's Council on the 21st Century Workforce, a team charged with advising the President and Secretary of Labor on issues facing business, labor and government in the coming century. I hope that by sharing lessons we've learned at Harley-Davidson, we can help this country's leaders develop strategies that will guide businesses and workers to a future of mutual growth and success.

Let me take a moment to address the doubts that recent developments in the corporate arena have raised in the minds of many investors. As Harley-Davidson shareholders, you should know that we were committed to open and honest disclosure long before it became a topic of public debate. Indeed, our relationship with investors and the public has always been one of integrity. Recently we were ranked No. 2 in the nation in the prestigious Harris Interactive* 2002 National Corporate Reputation Survey, which measures the reputation of America's most visible companies, based on factors such as corporate sincerity, citizenship and ethical standards. In short, we remain committed to providing you with the most open and accurate information possible about our financial standing. To that end, we have further enhanced our financial section by including additional material to help make the information easier to understand.

In the pages that follow, you will find examples of how our determination to launch Harley-Davidson into a second century of success is reflected in employees, dealers, customers, products and corporate governance, and also how our continuing financial success enables us to support sustainable growth through ongoing improvement and innovation.

I'd like to thank you for your support during Harley-Davidson's 99th year in business. In the words of 11-year-old Mattie Stepanek, the MDA's 2002 National Goodwill Ambassador who inspired us all at our summer dealer meeting: "Every journey begins with but a small step. And every day is a chance for a new small step in the right direction." I believe that the Harley-Davidson family should face the future in much the same way—with the courage to head for new horizons and the determination to achieve new goals. This is an exciting time at Harley-Davidson. And I sincerely hope you'll come along for the ride.

Jeffrey L. Bleustein
Chairman & Chief Executive Officer
Harley-Davidson, Inc.

(In thousands, except per share amounts)	2002	2001	2000	1999	1998
Income statement data:					
Net revenue	$4,090,970	$3,406,786	$2,943,346	$2,482,738	$2,087,670
Cost of goods sold	2,673,129	2,253,815	1,979,572	1,666,863	1,414,034
Gross profit	1,417,841	1,152,971	963,774	815,875	673,636
Financial services income	211,500	181,545	140,135	132,741	102,922
Financial services expense	107,273	120,272	102,957	105,056	82,711
Operating income from financial services	104,227	61,273	37,178	27,685	20,211
Selling, administrative and engineering expense	(639,366)	(551,743)	(485,980)	(427,701)	(360,231)
Income from operations	882,702	662,501	514,972	415,859	333,616
Gain on sale of credit card business	—	—	18,915	—	—
Interest income, net	16,541	17,478	17,583	8,014	3,828
Other, net	(13,416)	(6,524)	(2,914)	(3,080)	(1,215)
Income before provision for income taxes	885,827	673,455	548,556	420,793	336,229
Provision for income taxes	305,610	235,709	200,843	153,592	122,729
Net income	$ 580,217	$ 437,746	$ 347,713	$ 267,201	$ 213,500
Weighted-average common shares:					
Basic	302,297	302,506	302,691	304,748	304,454
Diluted	305,158	306,248	307,470	309,714	309,406
Earnings per common share:					
Basic	$1.92	$1.45	$1.15	$.88	$.70
Diluted	$1.90	$1.43	$1.13	$.86	$.69
Dividends paid	$ .14	$ .12	$ .10	$.09	$.08
Number of shareholders of record	79,420	75,235	70,942	65,543	60,503
Balance sheet data:					
Working capital	$1,076,534	$ 949,154	$ 799,521	$ 430,840	$ 376,448
Current finance receivables, net	855,771	656,421	530,859	440,951	360,341
Long-term finance receivables, net	589,809	379,335	234,091	354,888	319,427
Total assets	3,861,217	3,118,495	2,436,404	2,112,077	1,920,209
Current finance debt	382,579	217,051	89,509	181,163	146,742
Long-term finance debt	380,000	380,000	355,000	280,000	280,000
Total finance debt	762,579	597,051	444,509	461,163	426,742
Shareholders' equity	$2,232,915	$1,756,283	$1,405,655	$1,161,080	$1,029,911

	2002	2001	2000
Market prices per share	(LOW – HIGH)	(LOW – HIGH)	(LOW – HIGH)
First quarter	49.12 – 57.10	33.19 – 47.52	29.46 – 42.58
Second quarter	47.88 – 56.38	34.87 – 49.94	33.15 – 46.54
Third quarter	42.54 – 53.02	31.98 – 54.32	34.15 – 50.60
Fourth quarter	45.03 – 54.95	38.26 – 55.99	34.56 – 49.84


HARLEY
DAVIDSON
MOTOR
CO.




MOTOR
HARLEY-DAVIDSON
COMPANY

OUR BUSINESS MAY HAVE STARTED SMALL

BUT WE ALWAYS DREAM BIG

In 1903, Harley-Davidson produced a total of three motorcycles. In 2002, we built more than 263,000. And we shipped them, along with extensive lines of branded clothing, parts and accessories and collectibles, to more than 60 countries worldwide. What happened in between has become one of the greatest success stories in the history of American business. It didn't happen by accident or chance, but by design—through years of tenacity, imagination and old-fashioned hard work.

Over the last 99 years, we have established an infrastructure for product development, manufacturing and assembly, financial services and distribution—that delivers the Harley-Davidson experience to enthusiasts around the world. We've accomplished this through sustainable, measured growth that has enabled us to expand our manufacturing base, increase market share at home and abroad, and provide exceptional shareholder value, year after year. As we embark on our 100th year in business, we are more committed than ever to ensuring the next hundred years are as rewarding as the first.

1907 The Harley-Davidson Motor Company is incorporated on September 17.

1921 Construction of its new Juneau Avenue plant makes Harley-Davidson the world's largest motorcycle manufacturer—in both floor space and production capacity.

1947 The Motor Company purchases a new 260,000-square-foot plant on Capitol Drive to meet overwhelming post-war demand.

1963 Harley-Davidson acquires a facility in Tomahawk, WI, for the production of fiberglass motorcycle components.

1973 Final motorcycle assembly moves from Milwaukee to a 400,000-square-foot plant in York, PA.

1997 The Willie G. Davidson Product Development Center opens on Capitol Drive as the new heart of Harley-Davidson research and development.

PHOTOGRAPHS

FACING PAGE, *from* TOP *to* BOTTOM: Harley-Davidson Headquarters—*Milwaukee, WI;* Harley-Davidson Vehicle and Powertrain Operations—*Kansas City, MO;* Willie G. Davidson Product Development Center—*Wauwatosa, WI*



3
1
MOTOR
HARLEY-DAVIDSON
CYCLES
TRADE MARK
PATENTED
OTHER PATENTS PENDING
HARLEY-DAVIDSON
MOTOR CO.
MILWAUKEE, WIS.
MADE IN
UNITED STATES OF
AMERICA
2

Throughout our rich history, Harley-Davidson has demonstrated the ability to make difficult decisions to protect and grow our business. During World War II, while many competitors floundered due to plummeting demand for civilian machines, we increasingly devoted more of our resources to military production, building 90,000 units for the U.S. and its allies. In doing so, we were able to stay operational and preserve the integrity of our manufacturing processes, which enabled us to quickly resume civilian production in peacetime.

Foresight again played a key role in our union with American Machine and Foundry (AMF) in 1969, through which the management team was able to thwart a hostile takeover attempt and keep Harley-Davidson intact. The historic combination brought with it both a commitment to Harley-Davidson's future and an influx of

PHOTOGRAPHS

ABOVE, *from* LEFT *to* RIGHT: 1—The "Bar & Shield" *Logo, first appearing circa 1908 on the toolboxes of Harley-Davidson motorcycles and now featured on the Springer® front end;* 2—Harley-Davidson at War, *two of the 90,000 WL military models built by the Motor Company for the Allies during World War II, in action*

EAGLE
ALONE
MOTOR
HARLEY-DAVIDSON
COMPANY
COMMEMORATING THE RETURN
TO PRIVATE OWNERSHIP OF
HARLEY-DAVIDSON MOTOR COMPANY
JUNE, 1981

5


1903
MOTOR
HARLEY-DAVIDSON
CYCLES
2003
100

4

sorely needed capital—funds that allowed us to upgrade machinery, increase production capacity through the acquisition of a plant in York, Pennsylvania, and build the infrastructure that would allow Harley-Davidson to become the market leader.

And although going public had opened the doors to a hostile takeover bid in the 1960s, we decided to make another initial public offering in June of 1986 to reduce outstanding debt and raise capital for growth. The move was more successful than either the investment community, or we, could have imagined—and in the years since, Harley-Davidson, Inc. has become one of the strongest and most consistent performers on Wall Street.

In addition to prudent decisions, our future success depends on how effectively we build and nurture relationships with customers around the world. In 2002, we took more bold steps to facilitate the

PHOTOGRAPHS

ABOVE, *from* LEFT *to* RIGHT: 3—"The Eagle Soars Alone," *a 1981 promotional poster celebrating Harley-Davidson's independence from AMF;* 4—100th Anniversary Cloisonné Tank Emblem, *two-piece medallion adorning 2003 Harley-Davidson motorcycle models;* 5—Harley-Davidson on Wall Street, *Harley-Davidson, Inc. is listed on the New York Stock Exchange in 1987*


UNITED KINGDOM
GREAT BRITAIN
ENGLISH CHANNEL
BALEARIC ISLANDS
CROATIA

growth of our international business. In September, we completed our move into a new 32,000-square-foot European headquarters in Oxford, England—a facility that will serve as the base for all Harley-Davidson activities in the region. Besides allowing us to better support European customers, dealers and distributors, centralizing our European organization will help to streamline day-to-day operations and to coordinate marketing efforts in the region. We will continue to look to John Russell, vice president and managing director of Harley-Davidson Europe Limited, as well as to our European Advisory Board, to help us meet the needs of a growing European customer base.

The year 2002 also marked the 18th straight year we have increased retail sales in Japan. In fact, Harley-Davidson was the #1-selling heavyweight motorcycle in that country for the third year in a row—a feat

PHOTOGRAPH

ABOVE: Harley-Davidson in Western Europe. *In fiercely competitive markets such as the U.K. and Italy, the Motor Company is gaining in popularity with aggressive marketing campaigns and exciting new products like the high-performance VRSCA V-Rod® motorcycle.*


SHIKOKU

that is testament to the dedication of our Japan-based operation. Centered in Tokyo, Harley-Davidson Japan KK has spent years establishing a strong network to strengthen our presence and to support an expanding customer base, and these efforts have now enabled us to outsell Japanese competitors in their own backyard. As president of Harley-Davidson Japan, Toshifumi Okui has led our charge in the Japanese market for 20 years, and we expect this part of the business to continue to grow under his stewardship.

A major step in our company's evolution was the creation of Harley-Davidson Financial Services, a wholly owned subsidiary that has been an integral partner in growing our business. HDFS accounts for approximately 12% of Harley-Davidson's overall operating income, providing a family of services—including retail and wholesale motorcycle financing, extended service

PHOTOGRAPH

ABOVE: Harley-Davidson in Japan. *Leading the heavyweight motorcycle market in the competition's backyard for the third straight year, the Motor Company is poised to continue growing sales and visibility in Japan, a country that is already teeming with loyal Harley-Davidson enthusiasts.*

plans, and motorcycle insurance—which make dealers' jobs more manageable and Harley® motorcycle ownership more attainable. Through partnerships, HDFS also offers financial and insurance products to European riders and, in 2002, HDFS, together with Harley-Davidson Europe, began offering direct wholesale financing to European Harley dealers.

Since Harley-Davidson was founded, we have had the good fortune to be blessed with visionary and steadfast leadership to guide our organization and fostering that leadership from within has become a cornerstone of our business philosophy. In the early 1990s, we restructured the company from a traditional, "top-down" organization to a more horizontal model designed to foster cross-functional collaboration and to empower individuals at all levels. In this new structure, our senior management team is grouped into three overlapping areas called "circles"—the Create Demand Circle, the Produce Products Group and the Provide Support Circle—that are charged with specific


PREMIUM

John Russell, *Vice President and Managing Director—Harley-Davidson Europe*

Toshifumi Okui, *President—Harley-Davidson Japan*

areas of the business. The Leadership and Strategy Council is a group composed of elected leaders from each circle, the chief operating officers of the Motor Company, Buell and HDFS, and the chief executive officer, chief financial officer, corporate general counsel and treasurer of Harley-Davidson, Inc. The far-sighted decision to reorganize our business laid the groundwork for our success in recent years and established a structure that has allowed us to draw on the talents of people from all areas of the company.

Found in all areas of the Harley-Davidson organization, strong leadership is the bedrock of future success.

At Harley-Davidson, we have two main business objectives: to grow our company's value and to strengthen our brand. And we will continue to meet those objectives with an aggressive marketing and product development strategy to create sustainable demand, a program of steady capacity growth to increase supply, and a team of strong management and empowered employees committed to building all facets of our business.



Michael Perez, *Technician, V-Rod Assembly—Kansas City, MO*

Jerome Johnson, *Continuous Improvement Engineer, V-Rod Assembly—Kansas City, MO*





PHOTOGRAPH: *Workers assembling motorcycles by hand in the Harley-Davidson factory at Juneau Avenue establish a tradition of quality and craftsmanship, 1920*


HARLEY-DAVIDSON
Y·DAVIDSON

YOU'LL FIND THERE'S MUCH MORE TO OUR

EMPLOYEES

THAN MEETS THE EYE

From the outside, Harley-Davidson employees appear to be a diverse group. But, regardless of their background, or whether they're salaried or unionized, they all have certain things in common—a tireless work ethic, pride in everything they do, and a deep connection to Harley-Davidson. These are traits that can't be seen with the naked eye, qualities that don't appear on a balance sheet. They are the intangibles that make Harley-Davidson a company like no other.

Since the beginning, Harley-Davidson employees have been a major force in our business, contributing the craftsmanship and quality that define our products and culture. That's why we consider people to be our greatest sustainable competitive advantage and why we continue to place a premium on helping them to fulfill their personal and professional potentials. Today, we remain focused on attracting and developing talent at all levels of the organization, because it is primarily the skill and commitment of our employees that allow us to lead in the marketplace.

1905 The four founders hire the first full-time Harley-Davidson employee.

1933 With the motorcycling industry reeling from the Great Depression, Harley-Davidson tries to keep the bulk of its workforce employed by scaling back hours rather than laying off employees.

1943 Extraordinary employee efforts earn Harley-Davidson the first of its three Army-Navy "E" Awards for excellence in wartime production.

1963 Willie G. Davidson, grandson of founder William Davidson, joins the Motor Company and formally establishes the Harley-Davidson Styling Department.

1985 All models receive a special "Union Made" insignia in recognition of the contributions made by the Motor Company's unionized workforce.

1995 Harley-Davidson and union leadership jointly develop the first "Partnering Agreement," ushering in a new era of labor relations at the Motor Company.

PHOTOGRAPH

FACING PAGE: Rollie Stopar, *54-year Harley-Davidson employee and experimental mechanic at the Willie G. Davidson Product Development Center, Wauwatosa, WI*


Newsweek
IW
FORTUNE
100 BEST
COMPANIES
HOW DOES YOURS STACK UP?

In 2002, Harley-Davidson was featured in a variety of top-tier publications, including Fortune magazine's "100 Best Companies to Work For" issue.

Early on, we recognized the importance of empowerment in the workplace, and we remain committed to creating an environment that promotes individual participation as well as a sense of ownership and responsibility. In addition to company-wide learning initiatives for employees, we regularly evaluate employee performance, using a set of tools developed to provide feedback. These tools form the basis for career development and performance assessment. We also offer an Employee Stock Purchase Program to help employees share in the company's financial success.

While we're proud of the ways we've endeavored to make Harley-Davidson a more rewarding place to work, we're prouder still that our employees think we've succeeded. Based largely on employee responses, *Fortune* magazine has named Harley-Davidson one of its "100 Best Companies to Work For" for the fifth time in six years.

Over time, we have also forged close working relationships with all of our employees, designed to make them true partners in our business. Instead of traditional, short-term contracts, we work hand-in-hand with union leaders to create long-term Partnering Agreements that plot a course for both the company and employee growth. In 2002, we succeeded in reaching a 5½ labor agreement with our unionized employees in Kansas City, almost two years before the expiration

Carolyn Boyer, *Human Resources Manager and 30-year Harley-Davidson employee—York, PA* of the existing agreement, continuing a practice that has become a model for industry across the country.

While Harley-Davidson employees contribute much in the workplace, they also have a history of contributing outside of it. Over the years, countless employees from within our organization have worked at major events and rallies from Daytona Bike Week to the International Motorcycle Shows. Without those employees, events like the 100th Anniversary Open Road Tour simply wouldn't be possible. But the commitment doesn't end there.

Employees continue to staff open houses at our manufacturing facilities to benefit MDA, playing an instrumental part in our fundraising efforts for this deserving organization. In fact, with employees' determination and help, the Harley-Davidson family has raised more than $42 million for the MDA since we became a corporate sponsor in 1980. In 2002, we presented the MDA with checks totaling $3.5 million to help in the fight against debilitating neuromuscular diseases.

At Harley-Davidson, being an industry leader also means being a community leader. Through the Harley-Davidson Foundation, we invest in programs and organizations that support education, arts and culture, neighborhood revitalization, health and the environment in the communities in which we operate. In 2002, the Foundation provided $2.9 million in grants. It also continues to encourage personal volunteerism through a Volunteer Matching Hours program, in which the Foundation matches the hours employees contribute to community-based organizations with monetary donations. Since the program began, close to 250 employees have volunteered more than 31,000 hours to make a difference in people's lives.

The employees of Harley-Davidson are truly extraordinary—as a group and as individuals. And our success in the years ahead will be fueled by their talent and dedication. As we enter a new era of Harley-Davidson history, we remain committed to keeping our people empowered, educated and fulfilled.



Lamar Grier, *Harley-Davidson employee and volunteer, with kindergartners (from left to right)* Ava Bell, Joseph Prather and Daronte Treadway *at Story School—Milwaukee, WI*

THOUGH ALL OUR DEALERS LOOK DIFFERENT

THEY BEAR A STRONG FAMILY RESEMBLANCE

Because their personalities are as varied as any group of motorcycle enthusiasts, we encourage Harley-Davidson dealers to create retail environments that reflect their unique characters and customer bases. As independent operators, dealers enjoy the resources and support of the Motor Company, as well as the freedom to customize the experiences they offer. Which means that just like Harley-Davidson customers, no two dealerships are exactly the same.

Since we welcomed our first dealer into the family in 1903, we've built a network of more than 1,300 dealers determined to fulfill the dreams of customers around the world. From the outset, we've depended on dealers to act as our eyes and ears in the motorcycling community, and to build and sustain the market for Harley-Davidson products and services. To this day, they continue to act as our primary link to the customer, serving as champions of our company as well as our brand.

1903 C.H. Lang of Chicago, IL, becomes the first Harley-Davidson dealer and sells one of the Motor Company's first motorcycles.

1930 More than 400 dealers across the country welcome 50,000 enthusiasts to the first Harley-Davidson Open House

1950 Every dealer in the network is supplied with demonstration models so customers can experience the Harley-Davidson ride firsthand.

1986 Harley-Davidson introduces its Designer Store Program, encouraging dealers worldwide to create advanced retail environments.

1992 The Motor Company hosts the inaugural session of Harley-Davidson University.

2002 Returning to the Motor Company's birthplace, dealers from across the globe converge on Milwaukee to officially kick off Harley-Davidson's 14-month 100th Anniversary celebration.

PHOTOGRAPHS

FACING PAGE, TOP: Harley-Davidson dealership, *owned and operated by Lou Miller—Omaha, NE, 1937;*
BOTTOM, *from* LEFT *to* RIGHT: Bumpus Harley-Davidson (est. 1986), *one of three family-owned locations—Memphis, TN;* Hattori Motorcycle (est. 1923), *location opened in 1994 by owner Shoji Hattori—Osaka, Japan*


ARLEY-DAVIDSON
SALES - SERVICE
LOU MILLER
MOTORCYCLES
PARTS - ACCESSORIES
MOTOR
HARLEY-DAVIDSON
CYCLES
RLEY-DAVIDS
Hattori Motorcycle
365日
試乗会

Simply put, when our dealers are successful, Harley-Davidson is successful. So we've worked hard over the years to support their efforts with initiatives designed to help them create new customer relationships—and strengthen existing ones.

Harley-Davidson University (HDU), developed to provide dealers with business and leadership training, began in 1992 as a three-day series of courses attended by just a handful of dealers. In 2002, nearly 17,000 students from dealerships around the world took courses with HDU in subjects ranging from retail management and inventory control methods to merchandising and customer service. And with the introduction of HDU Online in 2001, students can now use Web-based distance learning to supplement in-dealership training and classes at our 40,000-square-foot, state-of-the-art Milwaukee facility. We also offer a PHD service training program to familiarize certified


MOTOR
HARLEY-DAVIDSON
CYCLES
HARLEY-DAVIDSON

Hiro Saski, *Harley-Davidson Technician, Las Vegas Harley-Davidson;* Santina Cioffi, *HDU Technical Training Student and Motorcycle Mechanics Institute Graduate—Milwaukee, WI*

Chris Tribbey, *HDU Technical Instructor and expert Harley-Davidson Technician—Milwaukee, WI*

Harley-Davidson technicians with the most up-to-date diagnostic, maintenance and service techniques.

We are determined to help simplify dealers' jobs so they can keep their focus on the customer. Through Harley-Davidson Financial Services, our dealers can obtain



THE HARLEY-DAVIDSON
100TH ANNIVERSARY VISA® CARD

wholesale financing for motorcycles, General Merchandise, and Parts and Accessories, as well as commercial insurance. In 1997, we launched h-dnet.com,® a secure extranet which links dealers to Harley-Davidson resources 24 hours a day and helps to streamline their service and inventory processes.

Harley-Davidson dealers continue to use a variety of tools to attract new customers, including Rider's Edge rider training programs, Authorized Rentals and Tours, dedicated Web sites and participation in our e-commerce program. They also keep customers interested and involved by hosting open houses, sponsoring H.O.G. chapters and BRAG clubs, and holding special events, like cookouts and MotorClothes™ apparel fashion shows. Their long tradition of organizing cause-related rides has never been stronger. And as part of our 100th Anniversary celebration, several dealers and dealer organizations have already hosted rides that have raised well in excess of $100,000 each for MDA.

We often refer to Harley-Davidson dealers as our "first customers" because of the crucial role they play in our business. In the coming years, as we steadily expand dealer operations to take advantage of market opportunities, Harley-Davidson is committed to growing not only the dealer network itself, but the dealers within the network. In turn, they can continue to build their businesses and provide visitors, prospects and returning customers with the most satisfying consumer experiences in the industry.



Keith Ulicki, *Owner, Uke's Harley-Davidson—Kenosha, WI*

THE AMERICAS

North American dealers serve the largest and fastest-growing Harley-Davidson market in the world, generating more than 80% of total retail sales in 2002. More than 700 dealerships in the U.S. and Canada currently provide Harley-Davidson customers in the region with the products and camaraderie they crave. In Central and South American markets, we are committed to steadily expanding our dealer presence.

United States
Canada
Argentina
Bahamas
Brazil
Chile
Colombia
Costa Rica
Dominican Republic
Ecuador
Guatemala
Mexico
Peru
Puerto Rico
St. Maarten
Uruguay
Venezuela
Virgin Islands

EUROPEAN REGION

Europe is a fiercely competitive market that accounts for approximately 36% of the worldwide heavyweight motorcycle business. We're making our exceptional group of dealers more competitive by relocating some stores closer to population centers and by continuing to help dealers improve the customer experiences they deliver. At this time, we have approximately 400 dealers in Europe, as well as a handful of dealers who serve small but growing customer bases in the Middle East and South Africa.


Andorra
Belgium
Czech Republic
Denmark
England
Finland
France
Germany
Greece
Hungary
Iceland
Ireland
Italy
Luxembourg
Malta
The Netherlands
Norway
Poland
Portugal
Romania
Scotland
Slovenia
Spain
Sweden
Switzerland
Wales

ASIA PACIFIC/MIDDLE EAST

Japan and Australia remain our largest markets in Asia/Pacific, currently representing more than 7% of the worldwide heavyweight motorcycle market. Our tremendous growth in Japan over the past 18 years has been facilitated by the superior performance of 147 dealers, who organize a broad range of events throughout the country each year. Enthusiasts in Australia and New Zealand are served by 60 dealers, who continue to grow business in the region.

Australia
Guam
Egypt
Hong Kong
Indonesia
Israel
Japan
South Korea
Lebanon
Malaysia
New Caledonia*
New Zealand
Oman
Saudi Arabia
Singapore
South Africa
Taiwan
Thailand
UAE

*Territory of France

EMOTION

"I love seeing the excitement in a customer's eyes when they first ride back to the dealership and experience the freedom of the Harley-Davidson culture with other enthusiasts."

—Ed Wallace, *Destination Harley-Davidson/Buell Tacoma, WA*

HARLEY-DAVIDSON DEALERS *represent* A BRAND UNMATCHED *in* RIDER PRIDE *and* LOYALTY

EDUCATION

HARLEY-DAVIDSON UNIVERSITY

115 ONLINE COURSES

665 INSTRUCTOR-LED CLASSES

96% DEALER PARTICIPATION



MOTOR
HARLEY-DAVIDSON
CYCLES

TWO DEALER SHOWS PER YEAR deliver new product information, training and a sense of community.

THE DEALER ADVISORY COUNCIL, a group of elected Harley-Davidson dealers, works hand-in-hand with Motor Company leadership to chart a path to shared success.

EXPERIENCE

"My dealer has always been there for me. He helped me learn to ride, finance my bike and choose the right accessories. Now, he provides the service and support I need to stay on the road. He even sponsors my local H.O.G. chapter."

—Jackie Kravick, *Rider's Edge graduate and Sportster® owner*



REACH

Harley-Davidson dealerships can now be found in more than 60 countries worldwide, delivering the dream to thousands of international enthusiasts.




LEARN TO RIDE A HARLEY-DAVIDSON
No Obligation
GET YOUR HARLEY-DAVIDSON RIDER CERTIFICATE & WINGS...

PHOTOGRAPH: *Harley-Davidson dealer Bill Knuth (left) and an assistant teach eager enthusiasts how to operate postwar single-cylinder models — Milwaukee, WI, c. 1950*


Blast!

WE COULD TELL CUSTOMERS WHAT WE'RE ALL ABOUT BUT WE PREFER TO SHOW THEM

It has always been difficult to adequately describe the Harley-Davidson experience. It's not something you can really put into words—it's something you feel. Maybe it's the thrill of riding in the open with the landscape rolling by, the freedom of two-wheeled travel, or the satisfaction of knowing you have friends all over the world you haven't even met. Whatever it is, it's different for everyone. And we continue to develop programs that encourage people to experience it for themselves.

At Harley-Davidson we have a long-standing tradition of nurturing relationships with customers—of connecting with them on a personal level. While we are committed to keeping existing customers involved in our brand and business, we also remain focused on widening our customer base in the years to come. And we are determined to bring new members into the Harley-Davidson family.

1904 Henry Meyer of Milwaukee purchases the first production Harley-Davidson motorcycle.

1916 The Motor Company prints the first issue of *The Enthusiast,* which would go on to become the longest continuously published motorcycle magazine in the United States.

1924 Harley-Davidson helps organize the American Motorcycle Association (A.M.A.) as a national riders' group.

1951 The Motor Company launches the Harley-Davidson Mileage Club, through which members earn special recognition for reaching the 25,000-mile, 50,000-mile and 100,000-mile marks.

1983 Harley-Davidson creates a demo motorcycle fleet so riders can try the latest models at all major motorcycle rallies.

1998 To celebrate its 95th anniversary, Harley-Davidson organizes a homecoming rally in Milwaukee that draws more than 150,000 enthusiasts from around the world.

PHOTOGRAPH

FACING PAGE: Alicia Bethea, *Rider's Edge New Rider Course student, with instructor,* Barry Marshall, *on the riding range at Bumpus Harley-Davidson—Memphis, TN*

We've organized plenty of events in the past to connect with customers. But our 100th Anniversary celebration represents the largest outreach effort in Harley-Davidson history. Through a range of Anniversary activities, we aim to celebrate with Harley-Davidson family and friends, attract new customers and raise money for MDA.

It all began with the Open Road Tour, a massive traveling festival that started its trip around the world in July of 2002. Featuring 25 acres of live entertainment, demo rides, exclusive 100th Anniversary merchandise and museum-quality exhibits, the Open Road Tour offers visitors a one-of-a-kind opportunity to celebrate 100 years of Harley-Davidson in a family-friendly atmosphere. Having already completed the North American leg of its journey, the Open Road Tour will roll on to Australia, Japan, Spain and Germany before returning to Milwaukee on Labor Day weekend 2003.

In early August 2003, customers can join the "Ride Home," a company-sponsored event that will take riders on four separate routes across the United States to Wisconsin for the "Celebration" and the "Party." Enthusiasts can choose to ride an entire route at their own pace, join a ride in progress, or celebrate with other enthusiasts at stops on the route.

Encompassing three venues on the Milwaukee Lakefront as well as free activities in area Harley-Davidson facilities from Thursday, August 28, to Saturday, August 30, the Celebration will treat visitors to a once-in-a-lifetime experience including live entertainment, the four Open Road Tour exhibition tents, and the first-ever exhibit on the Harley-Davidson motorcycle design and development process. On Saturday morning a procession of roughly 10,000

"Papa Smurf," *H.O.G. member and die-hard Harley-Davidson enthusiast—Collinsville, IL* motorcycles, led by the Parade of MDA Heroes, will rumble through Milwaukee, setting the stage for the party of the century.

On Sunday, August 31, 2003, all eyes will be on Veteran's Park in Milwaukee for the Party, where thousands of Harley enthusiasts will officially observe the 100th Anniversary. The Party will celebrate an important company milestone and launch Harley-Davidson into another century of great motorcycles.

The 100th Anniversary represents just one of the ways we've made the Harley-Davidson experience more accessible. In 1999 we launched the Rider's Edge New Rider Course to help break down the barriers that can keep potential buyers out of dealerships. Now offered by Harley-Davidson/Buell dealerships in 23 states, the program has trained more than 14,000 motorcyclists to date.

Harley-Davidson® Authorized Rentals and Tours also offer riders the chance to get the Harley experience before buying one of our motorcycles. In 2002, riders booked more than 146,000 rental days through an international network of nearly 200 operators.

In 1983, we created the Harley Owners Group (H.O.G.) to help enthusiasts connect with the Motor Company, its dealers and with others who share their passion. Now more than 750,000 members strong, H.O.G. offers a variety of benefits, including exclusive regional, national and international events. The Buell Riders Adventure Group (BRAG) also continues to gain in its popularity thanks to unique events like its California Touring Adventure—which took riders from one end of the Golden State to the other in May of 2002.

At Harley-Davidson, staying close to our customers isn't just something we talk about. It's something we live by. As we head onward, we will continue to strengthen our bond with existing customers and find new ways to reach out to new ones. And perhaps most importantly, we will continue to welcome, with open arms, anyone who wants to be a part of the Harley-Davidson family.

"I've never made so many friends so fast. The Harley-Davidson lifestyle really brings people together."

Akiko Nagamine,
Harley-Davidson enthusiast—Chicago, IL


MOTOR
HARLEY-DAVIDSON
CYCLES

Atlanta, Georgia

STOP ONE

Southern hospitality set the tone as the crowd soaked up the sun and the entertainment.

Baltimore, Maryland

STOP TWO

Bob Dylan rocked the house on the final day at Pimlico Race Course.

Los Angeles, California

STOP THREE

Fans rocked to music legends in the place where Easy Rider *was born.*

Toronto, Canada

STOP FOUR

Picturesque Molson Park played host to crowds of enthusiasts from across Canada.

Dallas/Fort Worth, Texas

STOP FIVE

Where bigger is better, the celebration seemed to fit right in.



H.O.G.
will celebrate its
20*th*
ANNIVERSARY
in August 2003

THE RIDE HOME

Free and open to the public, the Ride Home consists of four separate routes across the United States, with stops in 25 cities from August 17-26, 2003. Special community events and gathering points at dealerships along each route will give Harley-Davidson enthusiasts all over the country the chance to celebrate the 100th Anniversary with friends and family, even if they can't make it all the way to Milwaukee.



WORLD'S LARGEST ROLLING BIRTHDAY PARTY



ONE FAMILY

THE GOAL:
to raise
$5 MILLION
for
MDA



to support
LIFESAVING
RESEARCH



THE OPEN ROAD TOUR

A worldwide celebration designed to draw back the curtains on the Harley-Davidson experience and share it with the world, the Open Road Tour features an exciting mixture of live entertainment and massive exhibition tents containing priceless motorcycles, artifacts and photographs from the Motor Company's private collection.

Classic Harley-Davidson® Motorcycles



SHARING *the* MACHINES, CULTURE *and* JOURNEY *of a* TRUE AMERICAN ICON

14 MONTHS
TEN DIFFERENT CITIES


HARLEY-DAVIDSON
100 YEARS OF GREAT MOTORCYCLES

SYDNEY, AUSTRALIA
STOP SIX
In a country that knows how to have fun, Harley-Davidson took center stage.

TOKYO, JAPAN
STOP SEVEN
The Land of the Rising Sun will deck itself out in oceans of orange and black.

BARCELONA, SPAIN
STOP EIGHT
100 years of Harley-Davidson history meets 2,000 years of Spanish history.

HAMBURG, GERMANY
STOP NINE
Harley-Davidson enthusiasts will descend on Germany's second-largest city.

MILWAUKEE, WISCONSIN
HOME
Three days of celebrations plus a grand finale will take H-D into its second century.

MORE THAN 15,000 MILES TRAVELED THUS FAR

THE CELEBRATION With activities located on the Milwaukee Lakefront, at the Milwaukee Art Museum and at area Harley-Davidson facilities from August 28-30, 2003, the Celebration will take the festivities to a whole new level and lead right into the Party—the official 100th Anniversary ceremony on August 31.


HARLEY-
DAVIDSON

THE ONLY THING MORE UNIQUE THAN OUR

PRODUCTS

IS OUR CONSTANT DRIVE

TO IMPROVE THEM

Since our four founders built the first Harley-Davidson motorcycle, we've built our reputation on the toughness and quality of our products. And today, we remain committed to producing the best-made machines on the road, backed by decades of craftsmanship, innovation and on-road experience. At Harley-Davidson, we're never satisfied with "good enough"—not just because we're perfectionists, but because we know that to remain a market leader, we must deliver products that continually exceed customers' expectations.

Over the years, we've become much more than a motorcycle manufacturer. In fact, we've continued to develop a range of products—from MotorClothes Apparel and Collectibles to Parts and Accessories—that allows people of all ages to experience the spirit of Harley-Davidson. In 2002, we succeeded in bringing to market a coordinated offering across all product lines to celebrate a century of Harley-Davidson motorcycles.

1903 The four founders complete the first production Harley-Davidson motorcycle.

1936 The Motor Company unveils its groundbreaking EL "Knucklehead" model, establishing the timeless look and feel that would quickly become the signature of the Harley-Davidson motorcycle.

1947 The Motor Company offers what will later be considered the quintessential black leather motorcycling jacket.

1971 Combining a sporty front end with the frame of a Big Twin, the FX 1200 Super Glide premieres as the first factory custom motorcycle.

1984 The V2 Evolution engine debuts, reclaiming the Motor Company's proud history of quality and dependability.

2001 Harley-Davidson introduces the VRSCA V-Rod motorcycle, a highly advanced performance cruiser powered by the first liquid-cooled powerplant in Company history.

PHOTOGRAPHS

FACING PAGE, *from* TOP *to* BOTTOM: The 1903 Single, *powered by a 25-cubic-inch single-cylinder engine;* The 100th Anniversary VRSCA V-Rod, *pictured in Two-Tone Sterling Silver and Vivid Black*

WHY WE'RE CALLED "THE MOTOR COMPANY"

Since the beginning, the engine has been the heart and soul of the Harley-Davidson motorcycle, defining the look, sound and feel of our machines.



PHOTOGRAPHS

ABOVE, *from* TOP *to* BOTTOM, LEFT *to* RIGHT: 1—Knucklehead, *1936-1947;* 2—Panhead, *1948-1965;* 3—Flathead K Model, *1952-1956;* 4—Ironhead Sportster, *1957-1985;* 5—Shovelhead, *1966-1985;* 6—The Evolution® 1340cc, *1984-1999;* 7—Evolution® XL, *1986-Present;* 8—Twin Cam 88,® *1999-Present and* Twin Cam 88B,™ *2000-Present;* 9—Revolution,™ *2001-Present*



ABOVE: 2003 Buell® Lightning® XB9S, *pictured in Sunfire Yellow*

In July of 2002 we introduced the highly anticipated 2003 Harley-Davidson 100th Anniversary motorcycles, vehicles that have already cemented their place in two-wheeled history. These magnificent machines boast bold new paint colors formulated specifically for our centennial, including Sterling Silver—a first in the motorcycle industry. Sterling Silver is the centerpiece of our two-tone Anniversary paint scheme, creating a dramatic liquid-metal effect that makes a fitting tribute to 100 years of Harley-Davidson innovation. The 2003 models feature a wide variety of 100th Anniversary identification, from specially designed tank emblems and intricate striping, to model nameplates and crankcase medallions. Specific models also include additional Anniversary styling details for an extra level of exclusivity. Custom Vehicle Operations (CVO), which creates highly accessorized, limited production Harley-Davidson motorcycles, enjoyed yet another banner year, rolling out the 2003 Screamin' Eagle Deuce™ and the 103-cubic-inch Screamin' Eagle Road King® to rave reviews.

BELOW: 2003 FLHRSEI² Screamin' Eagle Road King, *in custom Centennial Gold and Vivid Black, powered by the Twin Cam 103™*



Our top-selling motorcycle in Europe in its inaugural year of production, the groundbreaking VRSCA V-Rod continues to attract attention from public and press alike, garnering "2002 Bike of the Year" and "2002 Cruiser of the Year" honors from the renowned German magazine, *Motorrad, Reisen & Sport*. Just the newest branch on the Harley-Davidson tree, the V-Rod is the first model in a motorcycle family that will grow along with all the others in the years ahead.

Buell Motorcycle Company made its own history in 2002 with the unveiling of the Buell Lightning XB9S, a radically styled reincarnation of the legendary S1 Lightning. Featuring the industry-leading technology that premiered on the 2003 Firebolt XB9R, the XB9S sports advanced ergonomics, aggressive rider positioning and plenty of back-road power. Its innovative design has already received honors from the Chicago Athenaeum Museum of Architecture and Design, where the XB9S will be on exhibition through May 17, 2003.

In addition to hundreds of other new custom options, our Parts and Accessories division introduced its eye-catching 100th Anniversary accessory collection in 2002. Consisting of individual accessories as well as exclusive "Gold Key" accessory packages, the 100th Anniversary collection ensures that customers everywhere can turn their motorcycles into rolling pieces of Harley-Davidson history. Screamin' Eagle® Performance Parts, a product segment that continues to display great potential for future growth, enjoyed a successful year as well. Besides being featured in both of our 2003 CVO models, Screamin' Eagle components were showcased in our NHRA Pro



ABOVE: MotorClothes 100th Anniversary Collection Leather Jacket and Gauntlet Gloves; Leather Jeans; 2003 Harley-Davidson Motorcycles Catalog; 100th Anniversary Billet Collection Air Cleaner Trim and Medallions



DSON

Stock partnership with racing technology leaders Vance & Hines, which has yielded promising results on the drag strip.

In 2002, we also introduced 100th Anniversary MotorClothes merchandise—a full line of riding gear, apparel and accessories designed to capture the spirit of the Harley-Davidson centennial. From leather jackets and helmets to sweaters and denim, the MotorClothes 100th Anniversary Collection helped drive sales in General Merchandise up 41%, reflecting the strong demand for these products.

Developing innovative products requires building environments that breed creativity and invention. That's why we created the Willie G. Davidson Product Development Center (PDC), a state-of-the-art facility designed to pioneer a concurrent product and process development methodology. Completed in 1997, the PDC brings styling, engineering, purchasing, manufacturing, and supplier involvement all under one roof, allowing us to streamline operations and take products all the way from concept to completion. Ongoing investment in these facilities reflects our commitment to maintain our lead in the marketplace and create products at the forefront of motorcycle technology.

As we roll onward into our next century of business, we are determined to find new ways to make the Harley-Davidson experience even better—ways to attract potential customers and build our business. But most importantly, we are committed to delivering products that fulfill dreams, stir souls, and inspire people everywhere to take their own road, as far as it may go.

MANY *would* CALL

our RESULTS EXTRAORDINARY.

FOR US, *it's just*

BUSINESS *as* USUAL.

2002 FINANCIAL SUMMARY

FINANCIAL PERFORMANCE

In 2002, the Company's net revenue and net income grew 20.1% and 32.5%, respectively, making 2002 the 17th consecutive year of record net revenue and net income. Net revenue of nearly $4.1 billion was $700 million higher than in 2001, while 2002 net income of $580 million was $140 million higher than last year.

Revenue from sales of Harley-Davidson® motorcycles grew to nearly $3.2 billion in 2002, an increase of 18.3% over 2001. Buell motorcycle revenue of $66.9 million was up 8.6%. Genuine Parts and Accessories revenue in 2002 totaled $629.2 million, a 23.5% increase over the previous year, and General Merchandise revenue was $231.5 million or 41.2% higher than in 2001. Both Parts & Accessories and General Merchandise revenue benefited from strong sales of 100th Anniversary commemorative merchandise.

Harley-Davidson continues to effectively allocate its capital investments and realized a return on invested capital (ROIC) of more than 21% in 2002, which compares favorably with an estimated eight percent ROIC for the S&P 500.

The Company's share price decreased 14.9% during 2002, but outperformed the S&P 500, which was down 23.4% in 2002. The Company increased its dividend for the 10th consecutive year in 2002. Since Harley-Davidson, Inc. became a public company in 1986, shareholders have enjoyed a compound annual growth rate of more than 36%, along with five 2-for-1 stock splits.

HARLEY-DAVIDSON MOTORCYCLES

Worldwide retail registrations of Harley-Davidson motorcycles grew 16.5% and exceeded the worldwide market growth rate for heavyweight motorcycles for the fifth year in a row.

In North America, 2002 retail registrations of Harley-Davidson motorcycles increased 18.6% over 2001. In Europe, registrations of Harley-Davidson motorcycles increased 2.7%, and in the Asia/Pacific region, where the major markets are Japan and Australia, retail registrations of Harley-Davidson motorcycles increased 7.4% over 2001.

Last year, Harley-Davidson motorcycle shipments were a record 263,653 units, up 12.5% over 2001. This shipment increase and growing worldwide demand allowed Harley-Davidson motorcycles to achieve a 30% share of the worldwide heavyweight market.

Looking ahead to 2003, the Company anticipates continued strength in the worldwide heavyweight motorcycle market. As a result, the Company has set a production target of 289,000 Harley-Davidson motorcycles. To ensure leadership in this attractive market, Harley-Davidson will continue to increase production capacity and to introduce exciting new products and services that appeal to a diverse and growing motorcycle enthusiast population.

HARLEY-DAVIDSON FINANCIAL SERVICES

Harley-Davidson Financial Services (HDFS) continued a nine-year run of strong earnings growth. Operating income increased from $61.3 million in 2001 to $104.2 million in 2002 as HDFS benefited from strong motorcycle retail lending and declining market interest rates.


$20,000
10,000
0
87
105
124
88
119
242
89
151
374
90
141
367
91
178
852
92
185
1,433
93
198
1,687
94
195
2,150
95
261
2,216
96
313
3,621
97
408
4,194
98
515
7,280
99
614
9,821
00
551
12,178
01
480
16,629
02
369
14,151
S&P 500
H-D

16 YEAR COMPARISON *of* YEAR-END VALUE *of* $100 INVESTED DECEMBER 31, 1986

WORLDWIDE
HARLEY-DAVIDSON MOTORCYCLE
SHIPMENTS
(Units in Thousands)



76.5
81.7
95.8
105.1
118.8
132.3
150.8
177.2
204.6
234.5
263.7
300
270
240
210
180
150
120
90
60
30
0
92 93 94 95 96 97 98 99 00 01 02

DOMESTIC INTERNATIONAL

WORLDWIDE
BUELL MOTORCYCLE
SHIPMENTS
(Units in Thousands)



0.6
1.4
2.8
4.4
6.3
7.8
10.2
9.9
10.9
12
9
6
3
0
94 95 96 97 98 99 00 01 02

DOMESTIC INTERNATIONAL

HARLEY-DAVIDSON, INC.
NET REVENUE
(Dollars in Millions)



823
933
1,159
1,351
1,531
1,763
2,064
2,453
2,943
3,3407
4,091
$4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
92 93 94 95 96 97 98 99 00 01 02

10 YEAR CAGR: 17.4%

HARLEY-DAVIDSON, INC.
NET INCOME *from*
CONTINUING OPERATIONS
(Dollars in Millions)



57
76
96
111
143
174
214
267
348
438
580
$650
600
550
500
450
400
350
300
250
200
150
100
50
0
92 93 94 95 96 97 98 99 00 01 02

10 YEAR CAGR: 26.2%

CAGR: *Compound Annual Growth Rate*

WORLDWIDE
PARTS *and* ACCESSORIES
NET REVENUE
(Dollars in Millions)



103.6
127.8
162.0
192.1
210.2
241.9
297.1
362.6
450.3
509.6
629.2
$750
700
650
600
550
500
450
400
350
300
250
200
150
100
50
0
92 93 94 95 96 97 98 99 00 01 02

10 YEAR CAGR: 19.8%

WORLDWIDE
GENERAL MERCHANDISE
NET REVENUE
(Dollars in Millions)



52.1
71.2
94.3
100.2
90.7
95.1
114.5
132.7
151.4
163.9
231.5
$270
240
210
180
150
120
90
60
30
0
92 93 94 95 96 97 98 99 00 01 02

10 YEAR CAGR: 16.1%

2002 WORLDWIDE
HARLEY-DAVIDSON, INC.
NET REVENUE
by PRODUCT LINE

HARLEY-DAVIDSON MOTORCYCLES	77.3%
PARTS *and* ACCESSORIES	15.4%
GENERAL MERCHANDISE	5.7%
BUELL MOTORCYCLES	1.6%

(Dollars in Millions)

HARLEY-DAVIDSON MOTORCYCLES	$3,161.0
PARTS *and* ACCESSORIES	629.2
GENERAL MERCHANDISE	231.5
BUELL MOTORCYCLES	66.9
OTHER	2.4
TOTAL	$4,091.0

2002 WORLDWIDE
HARLEY-DAVIDSON, INC.
NET REVENUE
by REGION

UNITED STATES	83.5%
EUROPE	8.2%
JAPAN	3.5%
CANADA	3.0%
REST OF WORLD	1.8%

(Dollars in Millions)

UNITED STATES	$3,416.4
EUROPE	337.5
JAPAN	143.3
CANADA	121.3
REST OF WORLD	72.5
TOTAL	$4,091.0

HARLEY-DAVIDSON, INC.
CAPITAL EXPENDITURES
(Dollars in Millions)



$350
300
250
200
150
100
50
0
43
52
89
113
179
186
183
166
204
290
324
92 93 94 95 96 97 98 99 00 01 02

HARLEY-DAVIDSON, INC.
RETURN *on* INVESTED CAPITAL (ROIC)[1]
(Percentage)



50
40
30
20
10
0
17.5
23.7
21.3
17.3
15.6
15.4
16.2
18.3
18.5
20.2
22.1
92 93 94 95 96 97 98 99 00 01 02

HARLEY-DAVIDSON, INC.
RETURN *on* EQUITY (ROE)[2]
(Percentage)



50
40
30
20
10
0
16.9
23.5
22.2
22.5
21.6
21.1
20.7
23.0
24.7
24.9
26.0
92 93 94 95 96 97 98 99 00 01 02

HARLEY-DAVIDSON, INC.
YEAR-END STOCK PRICES
(In Dollars)



100
90
80
70
60
50
40
30
20
10
0
4.71
5.52
7.00
7.19
11.75
13.63
23.69
32.03
39.75
54.31
46.20
92 93 94 95 96 97 98 99 00 01 02

[1] ROIC = *Income from Operations after Tax / Long Term Debt + Shareholders' Equity*
[2] ROE = *Net Income / Shareholders' Equity*

2002 NORTH AMERICAN 651+CC MOTORCYCLE REGISTRATIONS
(Units in Thousands)



50.1 47.7 46.2 47.2 47.2 48.2 47.2 47.7 44.6 43.9 46.4
%
MARKET SHARE
600 550 500 450 400 350 300 250 200 150 100 50 0
112.0 132.8 150.4 163.1 182.7 206.1 246.2 297.9 365.4 422.8 475.0
56.0 63.4 69.5 77.0 86.3 99.3 116.1 142.0 163.1 185.6 220.1
92 93 94 95 96 97 98 99 00 01 02
HARLEY-DAVIDSON 46.4%
HONDA 20.2%
SUZUKI 9.8%
YAMAHA 9.3%
KAWASAKI 7.1%
BMW 2.5%
OTHER 4.6%
INDUSTRY
H-D MOTORCYCLES
Market Share for Harley-Davidson includes U.S.A. and Canada
Data provided by R.L. Polk & Company (1992–1995), Motorcycle Industry Council, Inc. (MIC) (1996–2001). MIC revised its figures for '96, '97, and '00.

2002 EUROPEAN 651+CC MOTORCYCLE REGISTRATIONS
(Units in Thousands)



5.7 6.1 7.1 7.4 6.8 6.0 5.8 5.8 6.8 6.7 6.6
%
MARKET SHARE
350 300 250 200 150 100 50 0
212.1 218.6 201.9 207.2 224.7 250.3 270.2 306.7 293.4 292.1 303.5
12.1 13.2 14.4 15.4 15.3 15.1 15.7 17.8 19.9 19.6 20.1
92 93 94 95 96 97 98 99 00 01 02
HONDA 21.0%
YAMAHA 17.7%
BMW 15.1%
SUZUKI 14.8%
KAWASAKI 8.5%
HARLEY-DAVIDSON 6.6%
DUCATI 5.7%
TRIUMPH 3.5%
OTHER 7.0%
INDUSTRY
H-D MOTORCYCLES
Market Share for Harley-Davidson includes Austria, Belgium, France, Germany, Italy, Netherlands, Spain, Switzerland, and United Kingdom
Data provided by Giral S.A. Industry figure revised in 2001.

2002 ASIA/PACIFIC 651+CC MOTORCYCLE REGISTRATIONS
(Units in Thousands)



16.1 18.7 19.4 20.1 21.9 16.4 14.8 18.5 19.5 20.4 21.3
%
MARKET SHARE
80 60 40 20 0
37.5 35.7 39.1 39.4 37.4 58.9 69.2 63.1 62.7 62.1 63.9
6.0 6.7 7.6 7.9 8.2 9.7 10.3 11.6 12.2 12.7 13.0
92 93 94 95 96 97 98 99 00 01 02
HARLEY-DAVIDSON 21.3%
HONDA 19.1%
KAWASAKI 15.8%
YAMAHA 13.6%
SUZUKI 10.1%
BMW 7.3%
DUCATI 6.9%
OTHER 5.9%
INDUSTRY
H-D MOTORCYCLES
Market Share for Harley-Davidson includes Japan and Australia
Data provided by Australian Bureau of Statistics (ABS), ERG International, and Industry Sources.

2002 COMPARED *to* 2001

OVERALL

Harley-Davidson, Inc. is the parent company for the group of companies doing business as Harley-Davidson Motor Company, Buell Motorcycle Company and Harley-Davidson Financial Services. Harley-Davidson Motor Company produces heavyweight, custom and touring motorcycles and offers a complete line of motorcycle parts, accessories, apparel and general merchandise. The Motor Company manufactures five families of motorcycles: Sportster, Dyna Glide, Softail, Touring and VRSC. Dyna Glide, Sportster and VRSC models are manufactured in Kansas City, MO, while Softail and Touring models are manufactured in York, PA. Buell Motorcycle Company produces three models of sport motorcycles, the Lightning XB9S and the Firebolt XB9R, and the single-cylinder Buell Blast. All Buell motorcycles are manufactured in East Troy, WI. Buell also offers a line of motorcycle parts, accessories, apparel and general merchandise. Harley-Davidson Financial Services, Inc. provides wholesale and retail financing and insurance programs to Harley-Davidson/Buell dealers and customers.

The Company's net revenue for 2002 totaled $4.09 billion, a $684.2 million, or 20.1%, increase over 2001. Net income and diluted earnings per share for 2002 were $580.2 million and $1.90, respectively, on 305.2 million weighted average shares outstanding. This compares to net income and diluted earnings per share for 2001 of $437.7 million and $1.43, respectively, on 306.2 million weighted average shares outstanding. This represents increases in 2002 net income and diluted earnings per share of 32.5% and 32.9%, respectively.

The Company increased its quarterly dividend payment in June 2002 from $.03 per share to $.035 per share, which resulted in an aggregate annual dividend of $.135 per share in 2002.

RESULTS *of* OPERATIONS

MOTORCYCLE UNIT SHIPMENTS *and* NET REVENUE

(Dollars in millions)

	2002	2001	Increase (Decrease)	% Change
Motorcycle Unit Shipments				
Harley-Davidson® Touring motorcycles	**70,713**	65,403	5,310	8.1%
Harley-Davidson custom motorcycles	**141,769**	118,244	23,525	19.9
Harley-Davidson Sportster® motorcycles	**51,171**	50,814	357	0.7
Total Harley-Davidson motorcycle units	**263,653**	234,461	29,192	12.5
Buell® motorcycle units	**10,943**	9,925	1,018	10.3
	274,596	244,386	30,210	12.4%
Net Revenue				
Harley-Davidson motorcycles	**$3,161.0**	$2,671.3	$489.7	18.3%
Buell motorcycles	**66.9**	61.7	5.2	8.6
Total motorcycles	**3,227.9**	2,733.0	494.9	18.1
Parts and Accessories	**629.2**	509.6	119.6	23.5
General Merchandise	**231.5**	163.9	67.6	41.2
Other	**2.4**	.3	2.1	N/A
	$4,091.0	$3,406.8	$684.2	20.1%

The Motorcycles and Related Products (Motorcycles) segment recorded a 20.1% increase in net revenue driven by a 12.5% increase in Harley-Davidson unit shipments. During 2002, the Company shipped 263,653 Harley-Davidson motorcycle units, 29,192 more units than in 2001. This increase in units is primarily the result of continued demand for Harley-Davidson motorcycles combined with the Company's ongoing success with its manufacturing strategy, which is designed to increase capacity, improve product quality, reduce costs and increase flexibility to respond to changes in the marketplace.

Based on the results achieved in 2002, the Company has set a 2003 annual production target of 289,000 Harley-Davidson® units.(1)

In 2002, Buell® motorcycle net revenue was up $5.2 million from 2001 on 1,018 additional unit shipments. During 2002, the Company shipped 6,887 Buell Big Twin units compared to 6,436 units in 2001. During 2002 Buell completely revamped its Big Twin line up with the introduction of the XB series which currently includes the new Buell Firebolt™ XB9R and the new Buell Lightning® XB9S. During 2002 the Company also shipped 4,056 units of the smaller and lower priced Buell Blast® compared to 3,489 units in 2001. Blast motorcycle units represented 37% of total Buell units shipped in 2002, compared to 35% in 2001. The Company expects the mix of Blast units in 2003 to be slightly less than it was in 2002 and has set a total Buell 2003 production target of 12,500 units.(1)

During 2002, worldwide retail registrations in the heavyweight (651+cc) motorcycle market grew 8.4%, while worldwide retail registrations for the Company's Harley-Davidson motorcycles grew 16.5%, resulting in a worldwide market share (Harley-Davidson models only) of 30.1% compared to 28.0% in 2001.

The Company ended 2002 with a domestic (United States) market share (Harley-Davidson models only) of 47.5% compared to 45.0% in 2001 (data provided by the Motorcycle Industry Council). Retail registrations of domestic heavyweight motorcycles for the industry were up 12.2% over 2001, while domestic retail registrations for the Company's Harley-Davidson motorcycles increased 18.3%.

International net revenue totaled $674.5 million during 2002, an increase of $77.5 million, or 13.0%, over 2001. The Company exported 19.3% of its Harley-Davidson motorcycle shipments in 2002 compared to 20.3% during 2001. The Company expects to ship 18% to 20% of its Harley-Davidson motorcycles to international markets in 2003.(1)

European market data (provided by Giral S.A.) includes retail registrations in Austria, Belgium, France, Germany, Italy, The Netherlands, Spain, Switzerland and United Kingdom. In these European countries, the Company ended 2002 with a 6.6% share (Harley-Davidson models only) of the heavyweight (651+cc) market, down from 6.7% in 2001. Total 2002 retail registrations in these European markets increased 3.9% while retail registrations for the Company's Harley-Davidson motorcycles in these markets increased 2.7%. Company data, for all European countries, shows that retail registrations of Harley-Davidson motorcycles were up 7.6% in 2002. The Company's performance in the European heavyweight market has been positively impacted in 2002 by sales of its new V-Rod motorcycle.

Asia/Pacific (Japan and Australia) data for 2002 (provided by Australian Bureau of Statistics, industry sources and Company data) showed the Company with a 21.3% share of the heavyweight (651+cc) market (Harley-Davidson models only), up from 20.4% in 2001. In 2002, Asia/Pacific retail registrations for the Company's Harley-Davidson motorcycles increased 7.4%, while registrations for the Asia/Pacific market in total increased 2.9%.

During 2002, Parts and Accessories (P&A) net revenue totaled $629.2 million, up $119.6 million, or 23.5%, compared to 2001. The increase in P&A revenue was driven by continued demand for Harley-Davidson motorcycles and sales of the Company's 100th Anniversary products. Total 2002 revenue from the sale of 100th Anniversary P&A products was approximately $34 million. The Company expects that the long-term growth rate for P&A revenue will be slightly higher than the growth rate for Harley-Davidson® motorcycle units.[1]

General Merchandise net revenue for 2002 of $231.5 million was up $67.6 million, or 41.2%, compared to 2001. The increase in General Merchandise revenue was driven primarily by sales of 100th Anniversary commemorative products, which totaled approximately $49 million in 2002. As a result of the better than expected performance of 100th Anniversary sales in 2002, the Company expects that General Merchandise revenue in 2003 will be even with or slightly down from 2002 results.[1] For the longer term however, the Company expects that the growth rate for General Merchandise revenue will return to a level that is lower than the growth rate for Harley-Davidson motorcycle units.[1]

GROSS PROFIT

Gross profit in 2002 of $1.4 billion was $264.9 million or 23.0% higher than gross profit in 2001. The increase in gross profit is primarily related to the increase in net revenue. The gross profit margin was 34.7% in 2002 compared to 33.8% in 2001. As discussed below, the increase in gross margin in 2002 was driven by favorable product mix, the model year wholesale price increase and the increase in P&A revenue.

Motorcycle product mix was favorable in 2002 with a higher percentage of shipments consisting of custom motorcycles (Softail, Dyna, VRSC and CVO models) and a lower percentage of shipments consisting of Sportster models, when compared to 2001. In addition, wholesale price increases related to the new model year provided for higher average selling prices on units sold in 2002 when compared to 2001. Also during 2002, the increase in P&A revenue favorably impacted gross profit margins as P&A revenue generally has a higher gross margin than motorcycle revenue.

FINANCIAL SERVICES

(Dollars in millions)	**2002**	2001	Increase (Decrease)	% Change
Interest income	**$ 76.1**	76.2	$ (0.1)	(0.2)%
Gain on current year securitizations	**56.1**	45.0	11.1	24.7
Servicing fee income	**18.6**	13.3	5.3	39.8
Insurance commissions	**36.1**	28.7	7.4	25.4
Other income	**24.6**	18.3	6.3	34.9
Financial services income	**211.5**	181.5	30.0	16.5
Interest expense	**15.1**	24.7	(9.6)	(38.7)
Provision for credit losses	**6.2**	22.2	(16.0)	(72.2)
Operating expenses	**86.0**	73.3	12.7	17.1
Financial services expense	**107.3**	120.2	(12.9)	(10.8)
Operating income from financial services	**$104.2**	$ 61.3	$42.9	70.1%

Financial services income in 2002 was $211.5 million, an increase of $30.0 million, or 16.5%, over 2001. Operating income from financial services in 2002 was $104.2 million, an increase of $42.9 million, or 70.1%, over 2001. The increase in operating income was driven by strong overall performance in Harley-Davidson Financial Services, Inc.'s (HDFS) wholesale, retail, and insurance lines combined with a lower provision for credit losses, lower borrowing costs, and higher securitization gains. During 2001, the allowance for credit losses was increased in response to significant growth in the wholesale and retail loan portfolios, a decline in economic conditions, and HDFS' uncertainty of consumer behavior after the September 11th tragedies. During 2002, the provision for credit losses decreased as portfolio performance was better than expected. The Company believes that the allowance for credit losses is adequate at December 31, 2002.

During 2002 and 2001, HDFS sold approximately $1.3 billion and $1.0 billion, respectively, of retail motorcycle installment loans through securitization transactions. In connection with the securitization transactions, HDFS recorded gains of $56.1 million and $45.0 million in 2002 and 2001, respectively. In both 2002 and 2001, gains on securitizations were favorably impacted by declining market interest rates. Gains on securitization transactions are recorded as a component of financial services income and are based on certain assumptions (credit loss, prepayment, and discount rate) which are outlined in Note 4 to the consolidated financial statements.

OPERATING EXPENSES

(Dollars in Millions)	**2002**	2001	Increase	% Change
Motorcycles segment	**$626.7**	$539.6	$87.1	16.1%
Corporate	**12.6**	12.1	.5	4.7
Total operating expenses	**$639.3**	$551.7	$87.6	15.9%

Total operating expenses in 2002 increased $87.6 million or 15.9% compared to 2001. Operating expenses as a percent of net revenue were 15.6% and 16.2% for 2002 and 2001, respectively. The increase in operating expenses, which include selling, administrative and engineering expenses, was driven by the Company's ongoing investment in various initiatives designed to support its current and future growth objectives. During 2002, this included expenses associated with the Company's 14 month-long 100th Anniversary celebration. Other increases in operating expenses related to higher employee benefit costs driven by the increasing cost of health care and pensions.

OTHER, NET

Other, net expense was $13.4 million and $6.5 million in 2002 and 2001, respectively. The most significant components of other expense in 2002 were $7.1 million in losses on the disposal of fixed assets, $5.5 million in charitable contributions and $4.8 million in costs associated with environmental matters.

INTEREST INCOME, NET

Net interest income (excluding financial services interest income) in 2002 was $16.5 million compared to $17.5 million in 2001. Net interest income was lower than prior year primarily due to lower interest rates in 2002 when compared to 2001. In connection with the Company's capacity expansion plans approximately $2.7 million of interest was capitalized during 2002. No interest was capitalized in 2001.

CONSOLIDATED INCOME TAXES

The Company's effective income tax rate was 34.5% and 35.0% during 2002 and 2001, respectively. The Company expects that the effective tax rate in 2003 will continue to be 34.5%.[1]

2001 COMPARED *to* 2000

OVERALL

The Company's net revenue for 2001 totaled $3.41 billion, a $463.5 million, or 15.7%, increase over 2000. Net income and diluted earnings per share for 2001 were $437.7 million and $1.43, respectively, on 306.2 million weighted average shares. This compares to net income and diluted earnings per share for 2000 of $347.7 million and $1.13, respectively, on 307.5 million weighted average shares. This represents increases in 2001 net income and diluted earnings per share of 25.9% and 26.4%, respectively.

Net income in 2000 includes a one-time after tax gain of $6.9 million, which resulted from the sale of the Harley-Davidson® Chrome Visa® Card business. Excluding the one-time gain from 2000 results, net income and diluted earnings per share for 2001 increased 28.4% and 28.9%, respectively, over 2000.

The Company increased its quarterly dividend payment in June 2001 from $.025 per share to $.03 per share, which resulted in an aggregate annual dividend of $.115 per share in 2001.

RESULTS *of* OPERATIONS

MOTORCYCLE UNIT SHIPMENTS *and* NET REVENUE

(Dollars in millions)	2001	2000	Increase (Decrease)	% Change
Motorcycle Unit Shipments				
Harley-Davidson® touring motorcycles	**65,403**	57,366	8,037	14.1%
Harley-Davidson custom motorcycles	**118,244**	101,013	17,231	17.1
Harley-Davidson Sportster® motorcycles	**50,814**	46,213	4,601	10.0
Harley-Davidson motorcycle units	**234,461**	204,592	29,869	14.6%
Buell® motorcycle units	**9,925**	10,189	(264)	(2.6)
	244,386	214,781	29,605	13.8%
Net Revenue				
Harley-Davidson motorcycles	**$2,671.3**	$2,280.9	390.4	17.1%
Buell motorcycles	**61.7**	58.1	3.6	6.2
Total motorcycles	**2,733.0**	2,339.0	394.0	16.9%
Parts and Accessories	**509.6**	450.3	59.3	13.2
General Merchandise	**163.9**	151.4	12.5	8.2
Other	**.3**	2.6	(2.3)	N/A
	$3,406.8	$2,943.3	$463.5	15.7%

The Motorcycles segment recorded a 15.7% increase in net revenue driven by a 14.6% increase in Harley-Davidson unit shipments. During 2001, the Company shipped 234,461 Harley-Davidson motorcycle units, 29,869 more units than in 2000. This increase in units was primarily the result of continued demand for Harley-Davidson motorcycles combined with the Company's ongoing success with its manufacturing strategy.

In 2001, Buell® motorcycle net revenue was up $3.6 million from 2000 on 264 fewer unit shipments. The average selling price per unit was higher in 2001 than in the prior year due to a change in the mix of units sold. In 2001 Buell unit shipments consisted of a lower percentage of the less expensive Buell Blast® than in the prior year. The Blast was introduced during the first quarter of 2000 and made up approximately 51% of the total Buell units shipped in 2000 compared to 35% in 2001.

During 2001, worldwide retail registrations in the heavyweight (651+cc) motorcycle market grew 7.7%, while worldwide retail registrations for the Company's Harley-Davidson motorcycles grew 11.6%, resulting in a worldwide market share (Harley-Davidson models only) of 28.0% compared to 27.1% in 2000.

The Company ended 2001 with a domestic market share (Harley-Davidson models only) of 45.0% compared to 45.6% in 2000 (data provided by the Motorcycle Industry Council). Retail registrations of domestic heavyweight motorcycles for the industry were up 16.0% over 2000, while domestic retail registrations for the Company's Harley-Davidson motorcycles increased 14.4%.

International net revenue totaled $597.0 million during 2001, an increase of $11.6 million, or 2.0%, over 2000. The Company exported 20.3% of its Harley-Davidson motorcycle shipments in 2001 compared to 22.4% during 2000. In order to support the strong demand in the U.S. market, the Company allocated a higher percentage of production to the U.S. market.

European market data (provided by Giral S.A.) includes retail registrations in Austria, Belgium, France, Germany, Italy, The Netherlands, Spain, Switzerland and United Kingdom. In these European countries, the Company ended 2001 with a 6.7% share of the heavyweight (651+cc) market (Harley-Davidson models only), down from 6.8% in 2000. Total 2001 retail registrations in these European markets were approximately even with retail registrations in 2000, while European retail registrations for the Company's Harley-Davidson motorcycles were down 1.3%.

Asia/Pacific data for 2001 (provided by Australian Bureau of Statistics and industry sources) showed the Company with a 20.4% share of the heavyweight (651+cc) market (Harley-Davidson models only), up from 19.5% in 2000. In 2001, Asia/Pacific retail registrations for the Company's Harley-Davidson motorcycles increased 3.7%, while registrations for the Asia/Pacific market in total decreased 1.0%.

During 2001, P&A net revenue totaled $509.6 million, up $59.3 million, or 13.2%, compared to 2000. The increase in P&A revenue was driven by higher motorcycle shipments and was led by strong performance in accessories sales.

General Merchandise net revenue for 2001 of $163.9 million was up $12.5 million, or 8.2%, compared to 2000.

GROSS PROFIT

Gross profit in 2001 of $1.15 billion was $189.2 million or 19.6% higher than gross profit in 2000. The increase in gross profit was primarily related to the increase in net revenue. The gross profit margin was 33.8% in 2001 compared to 32.7% in 2000. The increase in gross profit margin resulted from several factors including a favorable motorcycle product mix, a higher percentage of U.S. shipments and wholesale price increases enacted in 2001.

Motorcycle mix was favorable in 2001 with a higher percentage of shipments consisting of custom motorcycles and a slightly lower percentage of shipments consisting of Sportster models, when compared to 2000. In addition, approximately 79.7% of the 2001 Harley-Davidson unit shipments were to U.S. dealers compared to 77.6% in 2000. Shipments in the U.S. generally have a higher average selling price per unit than international shipments. Finally, wholesale price increases related to the new model year as well as those enacted earlier in 2001 to offset the impact of weaker currencies in Europe, provided for higher average selling prices on units sold in the second half of 2001 as compared to the prior year.

FINANCIAL SERVICES

(Dollars in Millions)	2001	2000	Increase (Decrease)	% Change
Interest income	**$ 76.2**	$ 71.4	$ 4.8	6.7%
Gain on current year securitizations	**45.0**	21.5	23.5	109.2
Servicing fee income	**13.3**	10.8	2.5	22.6
Insurance commissions	**28.7**	21.2	7.5	35.6
Other income	**18.3**	15.2	3.1	20.6
Financial services income	**181.5**	140.1	41.4	29.6
Interest expense	**24.7**	30.3	(5.6)	(18.6)
Provision for credit losses	**22.2**	9.9	12.3	123.6
Operating expenses	**73.3**	62.7	10.6	17.1
Financial services expense	**120.2**	102.9	17.3	16.8
Operating income from financial services	**$ 61.3**	$ 37.2	$24.1	64.8%

In 2001, financial services income was $181.5 million, an increase of $41.4 million, or 29.6%, over 2000. Operating income from financial services in 2001 was $61.3 million, an increase of $24.1 million, or 64.8%, over 2000. The increase in financial services income was driven by strong overall performance in HDFS' wholesale, retail, and insurance lines and larger gains recorded in connection with current year securitization transactions. The increase in the retail business was led by the strong acceptance of HDFS' consumer financing program which offers lower rates to borrowers with stronger credit ratings. During 2001, the provision for credit losses was higher as the allowance for credit losses was increased in response to significant growth in the wholesale and retail loan portfolios, a decline in economic conditions, and HDFS' uncertainty of consumer behavior after the September 11th tragedies.

During 2001 and 2000, HDFS sold approximately $988 million and $724 million, respectively, of its retail motorcycle installment loans through securitization transactions. In connection with the securitization transactions, HDFS recorded gains of $45.0 million and $21.5 million in 2001 and 2000, respectively. The 2001 gain on securitizations was favorably impacted by steadily decreasing market interest rates. Gains on securitization transactions are recorded as a component of financial services income and are based on certain assumptions (credit loss, prepayment, and discount rate) which are outlined in Note 4 to the consolidated financial statements.

GAIN *on* SALE *of* CREDIT CARD BUSINESS

In the first quarter of 2000, HDFS sold its Harley-Davidson® Chrome Visa® Card business, which consisted of approximately $142 million of revolving charge receivables. The sale resulted in a pre-tax gain of $18.9 million after a $15.0 million write-down of goodwill, which related to the portfolio sold. Net of taxes, the transaction resulted in a gain of $6.9 million. The proceeds from the sale were used to reduce finance debt.

OPERATING EXPENSES

(Dollars in Millions)	2001	2000	Increase	% Change
Motorcycles segment	**$539.6**	$476.3	$63.3	13.3%
Corporate	**12.1**	9.7	2.4	24.7
Total operating expenses	**$551.7**	$486.0	$65.7	13.6%

Total operating expenses for 2001 increased $65.7 million, or 13.6%, compared to a 15.7% increase in net revenue over 2000. Operating expenses were 16.2% of net revenue in 2001 compared to 16.5% in 2000. Operating expenses, which consist of selling, administrative and engineering expense, grew slower than net revenue. The dollar increase in operating expenses was due to the Company's ongoing investment in various initiatives designed to support the Company's future growth objectives combined with employee benefit costs.

OTHER, NET

Other net expense was $6.5 million and $2.9 million in 2001 and 2000, respectively. The most significant components of other expense in 2001 were $2.4 million in losses on the disposal of fixed assets and $6.7 million in charitable contributions. Charitable contributions in 2001 include a $1.0 million contribution to the American Red Cross in connection with the September 11th tragedies.

INTEREST INCOME, NET

Net interest income (excluding financial services interest income) was $17.5 million and $17.6 million in 2001 and 2000, respectively. Net interest income was lower than in the prior year primarily due to lower interest rates in 2001, when compared to 2000.

CONSOLIDATED INCOME TAXES

The Company's effective income tax rate was 35.0% and 36.6% for 2001 and 2000, respectively. The higher tax rate in 2000 was due primarily to the $15 million non-deductible write-off of goodwill recorded in connection with the first quarter sale of the Harley-Davidson Chrome Visa Card business. In addition, the Company's 2001 effective tax rate decreased as a result of various tax minimization programs.

OTHER MATTERS

CRITICAL ACCOUNTING POLICIES

The Company's financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. Management believes that the following are some of the more critical judgment areas in the application of accounting policies that currently affect the Company's financial condition and results of operations.

Finance receivable securitizations The Company sells retail installment motorcycle loans through securitization transactions utilizing qualifying special purpose entities. Upon sale of retail installment loans in a securitization transaction, HDFS receives cash and retains interest-only strip receivables, servicing rights, and cash reserve account deposits, all of which are collectively referred to as retained interests in the securitized receivables. Retained interests are carried at fair value and periodically reviewed for impairment. Market value quotes are generally not available for retained interests, therefore HDFS estimates fair value based on the present value of future expected cash flows using management's best estimates of the key assumptions for credit losses, prepayment speeds and discount rates. The impact of changes to key assumptions is shown in Note 4 of the Consolidated Financial Statements.

Gains on current year securitizations from the sale of retail installment loans are recorded as a component of financial services income and are based in part on certain assumptions including expected credit losses, prepayment speed, and discount rate. Gain on sale also depends in part on the original carrying amount of the retail installment loans, which is allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer.

Finance receivable credit losses The allowance for uncollectible accounts is maintained at a level management believes is adequate to cover the losses of principal and accrued interest in the existing finance receivables portfolio. Management's periodic evaluation of the adequacy of the allowance is generally based on HDFS' past loan loss experience, known and inherent risks in the portfolio, current economic conditions, specific borrower's ability to repay, and the estimated value of any underlying collateral.

Pensions and other postretirement benefits Pension projected benefit obligations and costs are developed from actuarial valuations. The projected benefit obligation represents the actuarial present value of benefits based on service rendered using an assumption as to future compensation levels. The valuation of projected benefit obligations and costs relies on key assumptions including discount rates, expected return on plan assets and future compensation. The Company evaluates and updates these assumptions annually in conjunction with its September 30 actuarial measurement date. During 2002 the Company responded to market conditions by lowering its discount rate assumption from 8.0% to 7.25% and lowering its expected rate of return on plan assets assumption from 10.5% to 8.5%. Based on these assumptions and others, the projected benefit obligation for pension plans was $482.5 million as of September 30, 2002 and the fair value of plan assets was $309.5 million, as of September 30, 2002. During the fourth quarter of 2002 the Company contributed an additional $100.0 million to the plan assets, resulting in total contributions of $153.6 million during 2002. The fair value of plan assets was approximately $418 million as of December 31, 2002.

Postretirement obligations and costs are also developed from actuarial valuations and rely on key assumptions including discount rate and medical trend rate. Consistent with its decision to revise the discount rate for pension/SERPA plan obligations the Company also lowered its discount rate assumption for postretierment healthcare benefits from 8.0% to 7.25%. The postretirement obligation was $107.3 million as of September 30, 2002.

OFF-BALANCE SHEET ARRANGEMENTS

As part of its securitization program, HDFS transfers retail installment loans to a special purpose bankruptcy-remote, wholly-owned subsidiary. The subsidiary sells the retail installment loans to a securitization trust in exchange for the proceeds from asset-backed securities issued by the securitization trust. The asset-backed securities, usually notes with various maturities and interest rates, are secured by future collections of the purchased retail installment loans. Activities of the securitization trust are limited to acquiring retail installment loans, issuing asset-backed securities and making payments on securities to investors. Due to the nature of the assets held by the securitization trust and the limited nature of its activities, the securitization trusts are considered qualifying special purpose entities (QSPEs) in accordance with Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the financial statements of HDFS.

HDFS does not guarantee securities issued by the securitization trusts. Recourse against HDFS related to each securitization transaction is limited to the respective investment in retained securitization interests. Total investment in retained securitization interests at December 31, 2002 is $198.7 million. The securitization trusts have a limited life and generally terminate upon final distribution of amounts owed to the investors in the asset-backed securities. See note 4 to the consolidated financial statements for further discussion of HDFS' securitization program.

NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets," (SFAS No. 142) which became effective for the Company January 1, 2002. Under the new standard, goodwill is no longer amortized but is subject to annual impairment tests in accordance with the Statement. During 2002 the Company reviewed its goodwill balances for impairment in accordance with the provisions of the standard. There were no adjustments recorded as a result of the Company's impairment review. The Company's other intangible assets, as defined by SFAS No. 142, are not material to the Company's financial statements. Prior to 2002 goodwill was amortized on a straight-line basis over a 15-20 year period. Total goodwill amortization for 2001 and 2000 was $3.5 million and $3.3 million, respectively.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," (SFAS No. 144), which became effective for the Company January 1, 2002. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of this standard had no impact on the Company's financial statements.

COMMITMENTS *and* CONTINGENCIES

The Company is subject to lawsuits and other claims related to environmental, product and other matters. In determining required reserves related to these items, the Company carefully analyzes each individual case and considers the likelihood of adverse judgments or outcomes, as well as the potential range of probable loss. The required reserves are monitored on an on-going basis and are updated based on new developments or new information in each matter.

In January 2001, the Company, on its own initiative, notified each owner of 1999 and early-2000 model year Harley-Davidson motorcycles equipped with Twin Cam 88 and Twin Cam 88B engines that the Company was extending the warranty for a rear cam bearing to 5 years or 50,000 miles. Subsequently, on June 28, 2001, a putative nationwide class action was filed against the Company in state court in Milwaukee County, Wisconsin, which was amended by a complaint filed September 28, 2001. The legal proceedings are discussed in detail in Note 7 to the consolidated financial statements. Harley-Davidson believes that the 5 year/50,000 mile warranty extension it announced in January 2001 adequately addresses the condition for affected owners. The Company intends to continue to vigorously defend this matter.

The Company's policy is to comply with all applicable environmental laws and regulations, and the Company has a compliance program in place to monitor and report on environmental issues. In 1995, the Company entered into an agreement with the U.S. Navy regarding soil and groundwater remediation at the Company's manufacturing facility in York, Pennsylvania and is conducting investigation and remediation activities at the York facility. The York facility was formerly used by the Navy. The agreement with the Navy provides for the Navy and the Company to contribute to a trust equal to 53% and 47%, respectively, of future costs associated with environmental investigation and remediation activities at the York facility (Response Costs). In February 2002, the Company was advised by the United States Environmental Protection Agency (EPA) that it considers some of the Company's remediation activities at the York facility to be subject to the EPA's corrective action programs and offered the Company the option of addressing corrective action under a facility lead agreement. The Company currently estimates that its share of future Response Costs at the York facility will be $8.5 million. The Company has established reserves for this amount. The Company's estimate of future Response Costs it will incur is based on reports of independent environmental consultants retained by the Company, the actual costs incurred to date and the estimated costs to complete the necessary investigation and remediation activities. Response Costs are expected to be incurred over a period of several years, ending in 2010. See Note 7 to the consolidated financial statements for additional information.

Recurring costs associated with managing hazardous substances and pollution in on-going operations have not been material. The Company regularly invests in equipment to support and improve its various manufacturing processes. While the Company considers environmental matters in capital expenditure decisions, and while some capital expenditures also act to improve environmental compliance, only a small portion of the Company's annual capital expenditures relate to equipment that has the sole purpose of meeting environmental compliance obligations.

LIQUIDITY *and* CAPITAL RESOURCES

The Company's main source of liquidity is cash from operating activities which consists of net income adjusted for non-cash operating activities, pension plan contributions and changes in other current assets and liabilities including accounts receivable, inventory, prepaid expenses and accounts payable/accrued expenses.

The Company generated $779.5 million of cash from operating activities during 2002 compared to $756.8 million in 2001. Operating cash flows during 2002 include the impact of a $153.6 million contribution to the Company's pension plans, compared to a $19.3 million contribution during 2001.

Changes in other current assets and liabilities increased operating cash flows by approximately $53.8 million and $77.8 million in 2002 and 2001, respectively. Changes in working capital during 2002 and 2001 consisted of the following (in thousands):

	2002	2001
Accounts receivable	**$ 10,149**	$(20,532)
Inventories	**(37,041)**	10,816
Prepaid expenses & other assets	**(13,268)**	(5,221)
Accounts payable and accrued liabilities	**93,987**	92,698
	$53,827	$ 77,761

The 2002 change in accounts receivable of $10.1 million includes the impact of lower accounts receivable balances related to dealers in Europe, partially offset by higher accounts receivable balances related to the Company's other international markets.

Prior to August 2002, HDFS offered wholesale financing to the Company's European motorcycle dealers through a joint venture with Transamerica Distribution Finance. In August 2002, HDFS terminated the joint venture relationship and began directly servicing the wholesale financing needs of many of the Company's European dealers. In connection with this change, HDFS purchased approximately $38.8 million of European accounts receivable from the Motorcycles segment in the third quarter of 2002 and continued to originate new European receivables during the remainder of 2002.

The change in inventory during 2002 was driven by an increase in finished goods motorcycle inventory. Finished goods motorcycle inventory, at the end of 2002, included a higher level of goods in-transit due to the timing of inventory transfers from the Company's U.S. manufacturing facilities to its international subsidiaries. Inventory was also impacted by an increase in General Merchandise inventory at the end of 2002. The increase in General Merchandise related primarily to the Company's inventory of commemorative 100th Anniversary products, which were stocked to support anticipated demand for these products in 2003.

To achieve a higher return on its cash balances the Company invested $318.2 million and $196.0 million in marketable securities during 2002 and 2001 respectively. The marketable securities consist primarily of investment-grade debt instruments such as corporate bonds and government backed securities with maturities greater than three months.

Capital expenditures were $323.9 million and $290.4 million during 2002 and 2001, respectively. During 2002, the Company continued work on its capacity expansion efforts at several of the Company's existing facilities. These efforts include a 350,000-square-foot expansion at the Company's York, Pennsylvania assembly facility; a 60,000-square-foot expansion at the Company's Tomahawk, Wisconsin facility; and a 165,000-square-foot addition to the Company's Product Development Center in Wauwatosa, Wisconsin. The Company completed the Tomahawk expansion in the second quarter of 2002, but will continue to invest capital related to the remaining projects during 2003. The Company estimates that total capital expenditures required in 2003 will be in the range of $270 to $300 million.[1] The Company anticipates it will have the ability to fund all capital expenditures in 2003 with internally generated funds.[1]

The Company (excluding HDFS) currently has nominal levels of long-term debt and has available lines of credit of approximately $51.9 million, of which approximately $31.9 million remained available at December 31, 2002.

HDFS is financed by operating cash flow, asset-backed securitizations, the issuance of commercial paper, borrowings under revolving credit facilities, senior subordinated debt and borrowings from the Company.

During 2002, the Company sold $1.3 billion of retail motorcycle installment loans through securitization transactions.

As of December 31, 2002 and 2001, HDFS' outstanding debt consisted of the following (in thousands):

	2002	2001
Commercial paper	**$592,932**	$499,998
Domestic revolving credit facilities	**66,546**	67,053
European revolving credit facility	**73,101**	—
Senior subordinated notes	**30,000**	30,000
Total finance debt	**$762,579**	$ 597,051
Intercompany borrowings from the Company	**$100,000**	$ —

Subject to limitations, HDFS may issue up to $750 million of short-term commercial paper with maturities up to 270 days. Outstanding commercial paper may not exceed the unused portion of the Domestic Credit Facilities noted below. As a result, the combined total of commercial paper and borrowings under the Domestic Credit Facilities was limited to $750 million as of December 31, 2002.

HDFS has agreements with financial institutions providing bank credit facilities totaling $750 million (Domestic Credit Facilities). The Domestic Credit Facilities consist of a $350 million revolving term facility due in 2005 and a $400 million 364-day revolving credit facility due September 2003. The Company expects the $400 million credit facility expiring in September 2003 will be renewed or that suitable alternatives exist.[1]

The primary uses of the Domestic Credit Facilities are to provide liquidity to the unsecured commercial paper program and to fund HDFS' business operations.

During July 2002, HDFS entered into a $200 million European revolving credit facility due July 2005. The primary purpose of the facility is to fund HDFS' European business operations.

In addition HDFS has $30 million of ten year senior subordinated notes, expiring in 2007.

In connection with debt agreements, HDFS has various operating and financial covenants and remains in compliance at December 31, 2002. The Company has a support agreement with HDFS whereby, if required, the Company agrees to provide HDFS with certain financial support in order to maintain certain financial covenants. Support may be provided at the Company's option as capital contributions or loans. Accordingly, certain debt covenants may restrict the Company's ability to withdraw funds from HDFS outside the normal course of business. No amount was provided to HDFS under the support agreement as of December 31, 2002 or 2001.

HDFS has a revolving credit line with the Company whereby HDFS may borrow up to $210 million at market rates of interest. As of December 31, 2002, HDFS had $100 million in outstanding borrowings to the Company under this agreement. The $100 million loan was eliminated upon consolidation and therefore is not included in finance debt on the consolidated balance sheets.

At December 31, 2002, outstanding wholesale loans to customers were $707.9 million. Unused lines of credit extended to HDFS' wholesale finance customers totaled $314 million. Approved but unfunded retail finance loans totaled $237 million at December 31, 2002.

The Company expects future activities of HDFS will be financed from internally generated funds at HDFS, advances or loans from the Company, borrowings under revolving credit facilities, issuance of commercial paper, sales of loans through securitization programs, and subordinated debt.[1]

The Company has remaining authorization from its Board of Directors to repurchase up to 9,400,000 shares of the Company's outstanding common stock. In addition, the Company has continuing authorization from its Board of Directors to repurchase shares of the Company's outstanding common stock under which the cumulative number of shares repurchased, at the time of any repurchase, shall not exceed the sum of (i) the number of shares issued in connection with the exercise of stock options occurring on or after January 1, 1998 plus (ii) one percent of the issued and outstanding common stock of the Company on January 1 of the current year, adjusted for any stock split. The Company repurchased 1,089,000 and 2,438,500 shares of its common stock during 2002 and 2001, respectively, under this latter authorization.

RISK FACTORS

The Company's ability to meet the targets and expectations noted in this annual report depends upon, among other factors, the Company's ability to (i) continue to realize production efficiencies at its production facilities through the implementation of innovative manufacturing techniques and other means, (ii) successfully implement production capacity increases in its facilities, (iii) successfully introduce new products and services, (iv) avoid unexpected P&A/general merchandise supplier backorders, (v) sell all of the Harley-Davidson motorcycles it plans to produce, (vi) continue to develop the capacity of its distributor and dealer network, (vii) avoid unexpected changes in the regulatory environment for its products, (viii) successfully adjust to foreign currency exchange rate fluctuations, (ix) successfully adjust to interest rate fluctuations, and (x) successfully manage changes in the credit quality of HDFS's loan portfolio. In addition, the Company could experience delays in the operation of manufacturing facilities as a result of work stoppages, difficulty with suppliers, natural causes, terrorism or other factors. These risks, potential delays and uncertainties regarding the costs could also adversely impact the Company's capital expenditure estimates (see "Liquidity and Capital Resources" section).

QUANTITATIVE *and* QUALITATIVE DISCLOSURES *about* MARKET RISK

The Company is exposed to market risk from changes in foreign exchange rates and interest rates. To reduce such risks, the Company selectively uses derivative financial instruments. All hedging transactions are authorized and executed pursuant to regularly reviewed policies and procedures, which prohibit the use of financial instruments for trading purposes. Sensitivity analysis is used to manage and monitor foreign exchange and interest rate risk.

A discussion of the Company's accounting policies for derivative financial instruments is included in the Summary of Significant Accounting Policies in Note 1 to the consolidated financial statements, and further disclosure relating to the fair value of derivative financial instruments is included in Note 12 to the consolidated financial statements.

The Company sells its products internationally and in certain markets denominates those sales in the local currency of the foreign country. The Company's most significant foreign denominated sales are in the Euro. As a result, the Company's earnings are affected by fluctuations in the value of the U.S. dollar relative to certain foreign currencies. The Company utilizes foreign currency contracts to mitigate the effect of these fluctuations on earnings. At December 31, 2002 these contracts represented a combined U.S. dollar equivalent of approximately $147.3 million. A uniform 10% strengthening in the value of the dollar relative to the currency underlying these contracts would have resulted in a decrease in the fair market value of the contracts of approximately $16.2 million at December 31, 2002. In accordance with SFAS No. 133, the contracts are designated as cash flow hedges and gains and losses that result from changes in the fair value are initially recorded in other comprehensive income and subsequently reclassified into earnings when the original sales transaction affects income.

The Company's exposure to the Japanese yen is offset by the existence of a natural hedge, which is sustained through offsetting yen cash inflows from sales with yen cash outflows for motorcycle component purchases and other operating expenses.

HDFS' earnings are affected by changes in interest rates as a result of securitization transactions, borrowings under bank credit facilities and the issuance of commercial paper. HDFS utilizes interest rate swaps to reduce the impact of fluctuations in interest rates. As of December 31, 2002, HDFS had interest rate swaps outstanding with a notional value of $241.3 million. HDFS estimates that a 10% increase in interest rates would result in a $1.0 million increase in the fair value of the agreements. In accordance with SFAS 133, the agreements, which were highly effective as of December 31, 2002, are designated as cash flow hedges and gains and losses resulting from changes in fair value are initially recorded as other comprehensive income and subsequently reclassified into earnings when the hedged transaction affects income.

[1]Note regarding forward-looking statements

The Company intends that certain matters discussed are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such by reference to this footnote or because the context of the statement will include words such as the Company "believes," "anticipates," "expects" or "estimates" or words of similar meaning. Similarly, statements that describe the Company's future plans, objectives, targets or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated as of the date of this report. Certain of such risks and uncertainties are described in close proximity to such statements or elsewhere in this report. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this report, and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

(In thousands, except per share amounts)

Years ended December 31,	**2002**	2001	2000
Net revenue	**$4,090,970**	$3,406,786	$2,943,346
Cost of goods sold	**2,673,129**	2,253,815	1,979,572
Gross profit	**1,417,841**	1,152,971	963,774
Financial services income	**211,500**	181,545	140,135
Financial services expense	**107,273**	120,272	102,957
Operating income from financial services	**104,227**	61,273	37,178
Selling, administrative and engineering expense	**(639,366)**	(551,743)	(485,980)
Income from operations	**882,702**	662,501	514,972
Gain on sale of credit card business	**—**	—	18,915
Interest income, net	**16,541**	17,478	17,583
Other, net	**(13,416)**	(6,524)	(2,914)
Income before provision for income taxes	**885,827**	673,455	548,556
Provision for income taxes	**305,610**	235,709	200,843
Net income	**$ 580,217**	$ 437,746	$ 347,713
Basic earnings per common share	**$1.92**	$1.45	$1.15
Diluted earnings per common share	**$1.90**	$1.43	$1.13
Cash dividends per common share	**$ .14**	$ .12	$ .10

The accompanying notes are an integral part of the consolidated financial statements.

(In thousands, except share amounts)

December 31,	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 280,928	$ 439,438
Marketable securities	514,800	196,011
Accounts receivable, net	108,694	118,843
Current portion of finance receivables, net	855,771	656,421
Inventories	218,156	181,115
Deferred income taxes	41,430	38,993
Prepaid expenses & other current assets	46,807	34,443
Total current assets	2,066,586	1,665,264
Finance receivables, net	589,809	379,335
Property, plant, and equipment, net	1,032,596	891,820
Goodwill, net	49,930	49,711
Other assets	122,296	132,365
	$3,861,217	$3,118,495
LIABILITIES *and* SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 226,977	$ 194,683
Accrued expenses and other liabilities	380,496	304,376
Current portion of finance debt	382,579	217,051
Total current liabilities	990,052	716,110
Finance debt	380,000	380,000
Other long-term liabilities	123,353	158,374
Postretirement health care benefits	105,419	89,912
Deferred income taxes	29,478	17,816
Commitments and contingencies (Note 7)		
Shareholders' equity:		
Series A Junior participating preferred stock, none issued	—	—
Common stock, 325,298,404 and 324,340,432 shares issued in 2002 and 2001, respectively	3,254	3,242
Additional paid-in capital	386,284	359,165
Retained earnings	2,372,095	1,833,335
Accumulated other comprehensive loss	(46,266)	(13,728)
	2,715,367	2,182,014
Less:		
Treasury stock (22,636,295 and 21,550,923 shares in 2002 and 2001, respectively), at cost	(482,360)	(425,546)
Unearned compensation	(92)	(185)
Total shareholders' equity	2,232,915	1,756,283
	$3,861,217	$3,118,495

The accompanying notes are an integral part of the consolidated financial statements.

(In thousands) Years ended December 31,	**2002**	2001	2000
Cash flows from operating activities:			
Net income	**$ 580,217**	$ 437,746	$ 347,713
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**175,778**	153,061	133,348
Gain on sale of credit card business	**—**	—	(18,915)
Tax benefit from the exercise of stock options	**14,452**	44,968	35,876
Provision for finance credit losses	**6,167**	22,178	9,919
Deferred income taxes	**38,560**	(3,539)	1,363
Long-term employee benefits	**57,124**	40,882	17,433
Contributions to pension plans	**(153,636)**	(19,294)	(12,802)
Other	**7,057**	3,045	1,800
Net changes in current assets and current liabilities	**53,827**	77,761	49,609
Total adjustments	**199,329**	319,062	217,631
Net cash provided by operating activities	**779,546**	756,808	565,344
Cash flows from investing activities:			
Capital expenditures	**(323,866)**	(290,381)	(203,611)
Finance receivables acquired or originated	**(5,611,217)**	(4,387,371)	(3,556,195)
Finance receivables collected	**3,933,125**	3,123,941	2,727,746
Finance receivables sold	**1,279,324**	987,676	723,928
Net proceeds from sale of credit card business	**—**	—	170,146
Purchase of marketable securities	**(1,508,285)**	(247,989)	—
Sales and redemptions of marketable securities	**1,190,114**	51,978	—
Purchase of Italian distributor	**—**	(1,873)	(18,777)
Other, net	**22,813**	(7,488)	(14,124)
Net cash used in investing activities	**(1,017,992)**	(771,507)	(170,887)
Cash flows from financing activities:			
Net increase (decrease) in finance debt	**165,528**	152,542	(16,654)
Dividends paid	**(41,457)**	(35,428)	(30,072)
Purchase of common stock for treasury	**(56,814)**	(111,552)	(126,002)
Issuance of common stock under employee stock option plans	**12,679**	28,839	14,592
Net cash provided by (used in) financing activities	**79,936**	34,401	(158,136)
Net (decrease) increase in cash and cash equivalents	**(158,510)**	19,702	236,321
Cash and cash equivalents:			
At beginning of year	**439,438**	419,736	183,415
At end of year	**$ 280,928**	$ 439,438	$ 419,736

The accompanying notes are an integral part of the consolidated financial statements.

(In thousands, except share amounts)

	Common Stock	
	Issued Shares	Balance
BALANCE DECEMBER 31, 1999	**318,586,144**	**$3,184**
Comprehensive income:		
Net income	—	—
Other comprehensive income (loss):		
Foreign currency translation adjustment	—	—
Change in net unrealized gains on investment in retained securitization interests, net of taxes of $(3,759)	—	—
Minimum pension liability adjustment, net of tax benefit of $120	—	—
Comprehensive income		
Dividends	—	—
Repurchase of common stock	—	—
Amortization of unearned compensation	—	—
Exercise of stock options	2,599,423	26
Tax benefit of stock options	—	—
BALANCE DECEMBER 31, 2000	**321,185,567**	**$3,210**
Comprehensive income:		
Net income	—	—
Other comprehensive income (loss):		
Foreign currency translation adjustment	—	—
Change in net unrealized gains on investment in retained securitization interests, net of taxes of $(6,117)	—	—
Change in net unrealized gains on derivative financial instruments, net of taxes of $(407)	—	—
Minimum pension liability adjustment, net of tax benefit of $11,515	—	—
Comprehensive income		
Dividends	—	—
Repurchase of common stock	—	—
Amortization of unearned compensation	—	—
Exercise of stock options	3,154,865	32
Tax benefit of stock options	—	—
BALANCE DECEMBER 31, 2001	**324,340,432**	**$3,242**
Comprehensive income:		
Net income	—	—
Other comprehensive income (loss):		
Foreign currency translation adjustment	—	—
Change in net unrealized gains on investment in retained securitization interests, net of taxes of $(6,113)	—	—
Change in net unrealized losses on derivative financial instruments, net of tax benefit of $5,929	—	—
Change in net unrealized gains on marketable securities, net of taxes of $(377)	—	—
Minimum pension liability adjustment, net of tax benefit of $29,896	—	—
Comprehensive income		
Dividends	—	—
Repurchase of common stock	—	—
Amortization of unearned compensation	—	—
Exercise of stock options	957,972	12
Tax benefit of stock options	—	—
BALANCE DECEMBER 31, 2002	**325,298,404**	**$3,254**

The accompanying notes are an integral part of the consolidated financial statements.

Additional Paid-In Capital	Retained Earnings	Other Comprehensive Income (Loss)	Treasury Balance	Unearned Compensation	Total
$234,948	**$ 1,113,376**	**$ (2,067)**	**$ (187,992)**	**$(369)**	**$ 1,161,080**
—	347,713	—	—	—	347,713
—	—	(4,383)	—	—	(4,383)
—	—	6,981	—	—	6,981
—	—	(223)	—	—	(223)
					350,088
—	(30,072)	—	—	—	(30,072)
—	—	—	(126,002)	—	(126,002)
—	—	—	—	93	93
14,566	—	—	—	—	14,592
35,876	—	—	—	—	35,876
$285,390	**$ 1,431,017**	**$ 308**	**$ (313,994)**	**$(276)**	**$1,405,655**
—	437,746	—	—	—	437,746
—	—	(6,143)	—	—	(6,143)
—	—	11,115	—	—	11,115
—	—	668	—	—	668
—	—	(19,676)	—	—	(19,676)
					423,710
—	(35,428)	—	—	—	(35,428)
—	—	—	(111,552)	—	(111,552)
—	—	—	—	91	91
28,807	—	—	—	—	28,839
44,968	—	—	—	—	44,968
$ 359,165	**$ 1,833,335**	**$ (13,728)**	**$(425,546)**	**$ (185)**	**$1,756,283**
—	580,217	—	—	—	580,217
—	—	14,545	—	—	14,545
—	—	11,108	—	—	11,108
—	—	(9,824)	—	—	(9,824)
—	—	618	—	—	618
—	—	(48,985)	—	—	(48,985)
					547,679
—	(41,457)	—	—	—	(41,457)
—	—	—	(56,814)	—	(56,814)
—	—	—	—	93	93
12,667	—	—	—	—	12,679
14,452	—	—	—	—	14,452
$386,284	**$2,372,095**	**$(46,266)**	**$(482,360)**	**$ (92)**	**$2,232,915**

No. 1

SUMMARY *of* SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation The consolidated financial statements include the accounts of Harley-Davidson, Inc. and all of its subsidiaries (the Company), including the accounts of the group of companies doing business as Harley-Davidson Motor Company (HDMC), Buell Motorcycle Company (BMC) and Harley-Davidson Financial Services, Inc. (HDFS).

The Company's subsidiaries are wholly owned except for its joint venture with Porsche AG, of which the Company owns a 51% share. The accounts of the joint venture with Porsche AG are included in the Company's consolidated financial statements with an appropriate adjustment reflecting Porsche AG's interest in operating results.

Prior to August 2002, HDFS participated in a joint venture with Transamerica Distribution Finance to provide inventory financing to the Company's European dealers. While HDFS owned 67% of the venture, the joint venture partner managed the business and had equal representation on the board of directors. Accordingly, HDFS recorded its interest using the equity method of accounting. Beginning in August 2002, HDFS began servicing the wholesale needs of many of the Company's European dealers directly.

In connection with securitization transactions HDFS utilizes Qualifying Special Purpose Entities (QSPEs) in accordance with Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the financial statements of the Company. For further discussion of QSPEs and securitization transactions see "Finance receivables securitizations," below.

The Company operates in two principal business segments: motorcycles and related products (Motorcycles) and financial services (Financial Services). All intercompany accounts and transactions are eliminated, with the exception of certain intersegment transactions occurring between the Motorcycles and Financial Services segments. The intersegment transactions that occur between HDMC and HDFS relate to interest and fees on wholesale finance receivables. For further discussion of these items see Note 4 to the consolidated financial statements.

Use of estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Marketable securities The Company has investments in marketable securities consisting primarily of investment-grade debt instruments such as corporate bonds and government backed securities, with maturities greater than three months. The average length of maturity on marketable securities was approximately 3 years and 2 years as of December 31, 2002 and 2001, respectively. The Company classifies these investments as available for sale, thus requiring the Company to carry them at fair value with any unrealized gains or losses reported in other comprehensive income. During 2002 the Company recorded an after-tax unrealized gain of $.6 million in other comprehensive income to adjust its marketable securities to their fair value as of December 31, 2002. The fair value of the marketable securities at December 31, 2001 approximated their cost.

No. 1

SUMMARY *of* SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Finance receivables credit losses The provision for credit losses on finance receivables is charged to earnings in amounts sufficient to maintain the allowance for uncollectible accounts at a level HDFS believes is adequate to cover the losses of principal and accrued interest in the existing portfolio. HDFS' periodic evaluation of the adequacy of the allowance is generally based on HDFS' past loan loss experience, known and inherent risks in the portfolio, and current economic conditions. HDFS' wholesale and other large loan charge-off policy is based on a loan-by-loan review which considers the specific borrower's ability to repay and the estimated value of any collateral. Retail installment receivables are generally charged off at 120 days contractually past due.

All finance receivables accrue interest until either collected or charged-off. Accordingly, as of December 31, 2002 and 2001, there are no finance receivables accounted for on a non-accrual basis.

Generally, it is HDFS' policy not to change the terms and conditions of finance receivables. The restructuring of retail and wholesale finance receivables may occasionally be required by judicial proceedings, primarily in situations involving bankruptcy. Total restructured finance receivables are not significant.

Repossessed inventory is recorded at net realizable value and is reclassified from finance receivables to other assets with the related adjustments to the valuation allowance included in the provision for credit losses. Repossessed inventory is $.9 million and $1.0 million at December 31, 2002 and 2001, respectively.

Finance receivable securitizations HDFS sells retail installment motorcycle loans through securitization transactions structured in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". Under the terms of securitization transactions, HDFS sells retail installment loans to a securitization trust. The securitization trust issues notes to investors, with various maturities and interest rates, secured by future collections of purchased retail installment loans. The proceeds from the issuance of the asset-backed securities are utilized by the securitization trust to purchase retail installment loans from HDFS.

Upon sale of the retail installment loans to the securitization trust, HDFS receives cash and also retains an interest in interest-only strip receivables, servicing rights, and cash reserve account deposits, collectively referred to as "investment in retained securitization interests."

Interest-only strip receivables equal the present value of projected cash flows arising from retail installment loans sold to the securitization trust less contracted payment obligations due to securitization trust investors. Key assumptions in determining the present value of projected cash flows are prepayments, credit losses, and discount rate.

Servicing rights entitle HDFS to service retail installment loans sold to the securitization trust for a fee. The servicing fee is considered adequate compensation for the services provided and is therefore recorded as earned and is included in financial services income.

Reserve account deposits held by the securitization trust represent interest-earning cash deposits collateralizing trust securities. The funds are not available for use by HDFS until such time as reserve account balances exceed thresholds specified in the securitization agreement.

Gains on current year securitizations on the sale of the retail installment loans are recognized in the period in which the sale occurs and depend in part on the original carrying amount of the transferred retail installment loans, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. No gain is recognized on the retained interest at the time of sale.

Investments in retained securitization interests are recorded at fair value and are periodically reviewed for impairment. Market quotes of fair value are generally not available for retained interests, therefore HDFS estimates fair value based on the present value of future expected cash flows using HDFS' best estimates of key assumptions for credit losses, prepayments, and discount rate commensurate with the risks

No. 1

SUMMARY *of* SIGNIFICANT ACCOUNTING POLICIES *(continued)*

involved. Unrealized gains and losses on investments in retained securitization interests are recorded net of tax, as a component of other comprehensive income. Unrealized gains as of December 31, 2002 and 2001 were $49.6 million and $32.4 million, or $32.1 million and $21.0 million net of taxes, respectively.

HDFS does not guarantee securities issued by the securitization trusts or projected cash flows from the retail installment loans purchased from HDFS. Recourse against HDFS related to securitization transactions is limited to the respective investment in retained securitization interests excluding servicing rights.

HDFS utilizes a two-step process to transfer retail installment loans to a securitization trust. Loans are initially transferred to a special purpose, bankruptcy remote, wholly owned subsidiary which in turn sells the retail installment loans to the securitization trust. As defined in SFAS No. 140, HDFS has "surrendered control" of retail installment loans sold to the securitization trust. Securitization transactions have been structured such that: a.) transferred assets have been isolated from HDFS by being put presumptively beyond the reach of HDFS and its creditors, even in bankruptcy or other receivership, b.) each holder of a beneficial interest in the securitization trust has the right to pledge or exchange their interest, and c.) HDFS does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates HDFS to repurchase or redeem the transferred assets before their maturity other than for breaches of representations and warranties relating to the transferred assets or (2) the ability to unilaterally cause the holder to return specific assets, other than through a customary cleanup call.

Activities of the securitization trust are limited to acquiring retail installment loans, issuing asset-backed securities and making payments on securities to investors. Securitization trusts have a limited life and generally terminate upon final distribution of amounts owed to the investors in the asset-backed securities. Historically, the life of securitization trusts purchasing retail installment loans from HDFS has approximated four years.

Due to the overall structure of the securitization transaction, the nature of the assets held by the securitization trust and the limited nature of its activities, the securitization trusts are considered Qualifying Special Purpose Entities (QSPEs) in accordance with SFAS No. 140. Accordingly, gain on sale is recognized upon transfer of retail installment loans to a QSPE and assets and liabilities of the QSPEs are not consolidated in the financial statements of HDFS.

See Note 4 to the consolidated financial statements for further discussion of HDFS' securitization program.

Inventories Inventories are costed at the lower of cost or market. Substantially all inventories located in the United States are valued using the last-in, first-out (LIFO) method. Other inventories totaling $78.9 million in 2002 and $47.3 million in 2001 are valued at the lower of cost or market using the first-in, first-out (FIFO) method.

Property, plant and equipment Depreciation of property, plant and equipment is determined on the straight-line basis over the estimated useful lives of the assets. The following useful lives are used to depreciate the various classes of property, plant and equipment: Land improvements- 7 years; buildings and improvements- 7 to 30; years, and machinery and equipment- 3 to 10 years.

Accelerated methods of depreciation are used for income tax purposes.

Internal-use software The Company's policy is to capitalize costs incurred in connection with developing or obtaining software for internal use in accordance with Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." The Company's policy explicitly excludes certain types of costs from capitalization such as costs incurred for enhancements, maintenance, project definition, data conversion, research and development and training. Costs capitalized by the Company include amounts paid to outside consulting firms for materials or services

No. 1

SUMMARY *of* SIGNIFICANT ACCOUNTING POLICIES *(continued)*

used in developing or obtaining computer software for internal use, wages and benefits paid to employees who are directly associated with and who devote time to developing or obtaining computer software for internal-use, and interest costs incurred during the period of development of software for internal use. During 2002, 2001 and 2000 the Company capitalized $13.5 million, $21.1 million and $13.9 million, respectively, of costs incurred in connection with developing or obtaining software for internal-use. The Company depreciates costs capitalized in connection with developing or obtaining software for internal use on straight-line basis over three years.

Goodwill Goodwill represents the excess of acquisition cost over the fair value of the net assets purchased. Prior to 2002, goodwill was amortized on a straight-line basis over a 15-20 year period. Total goodwill amortization for 2001 and 2000 was approximately $3.5 million and $3.3 million respectively. In June 2001, the Financial Accounting Standards Board issued SFAS No. 142 "Goodwill and Other Intangible Assets," which became effective for the Company January 1, 2002. Under the new standard, goodwill is no longer amortized but is subject to annual impairment tests in accordance with the Statement. During 2002 the Company reviewed its goodwill balances for impairment and no adjustments were recorded as a result of that review.

Goodwill increased $2.4 million during 2002 due to the translation effect resulting from changes in the Euro exchange rate. This was partially offset by a decrease in goodwill of $2.2 million during 2002 due to the utilization of previously unrecognized tax benefits acquired with its purchase of the majority interest in Buell Motorcycle Company in February 1998.

Long-lived assets The Company periodically evaluates the carrying value of long-lived assets to be held and used and long-lived assets held for sale, when events and circumstances warrant such review. These evaluations and reviews are generally done in conjunction with the annual business planning cycle. If the carrying value of a long-lived asset is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset for assets to be held and used, or the amount by which the carrying value exceeds the fair market value less cost to sell for assets held for sale. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The adoption of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," had no impact on the Company's financial statements.

Product warranty The Company maintains reserves for future warranty claims based on an estimated cost per unit sold, which is based on historical Company claim information. The Company generally provides a standard one-year limited warranty on all new motorcycles sold. The warranty coverage includes parts and labor and begins when the new motorcycle is sold to the retail customer. Beginning in 2002, the Company's warranty coverage was extended to two years for new motorcycles sold in Europe to comply with European regulations.

Changes in the Company's warranty liability during the years ended December 31, were as follows:

(In thousands)	**2002**	2001	2000
Balance, beginning of period	**$ 21,608**	$ 18,180	$ 13,303
Warranties issued during the period	**30,250**	30,893	25,649
Settlements made during the period	**(27,568)**	(27,465)	(20,772)
Changes to the liability for pre-existing warranties during the period	**4,600**	—	—
Balance, end of period	**$ 28,890**	$ 21,608	$ 18,180

No. 1

SUMMARY *of* SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition Net revenue includes sales of motorcycles and related products. In accordance with the contract terms between the Company and its independent dealers and independent distributors, revenue is recorded by the Company when products are shipped and title passes to the independent dealer or distributor.

The Company offers a small number of sales incentive programs to its dealers and distributors. The total cost of these programs is estimated and accrued as a reduction to revenue at the time of the respective sale. The Company's most significant program is its motorcycle holdback incentive program. Under the terms of the motorcycle holdback incentive program, dealers are eligible to receive a cash rebate on qualifying motorcycles upon meeting certain requirements.

Financial services income recognition Interest income on finance receivables is recorded as earned and is based on the average outstanding daily balance for wholesale and retail receivables. Accrued interest is classified with finance receivables. Loan origination payments made to dealers for certain retail installment sales contracts are deferred and amortized over the estimated life of the contract. Insurance commissions are recognized as earned and commissions on the sale of third party extended service contracts are recognized when the contract is written.

Research and development expenses Research and development expenses were $139.7 million, $129.5 million and $108.6 million for 2002, 2001 and 2000, respectively.

Advertising costs The Company expenses the production cost of advertising the first time the advertising takes place. During 2002, 2001 and 2000 the Company incurred $57.8 million, $35.0 million and $26.8 million in advertising costs, respectively.

Derivative financial instruments The Company sells its products internationally and in certain markets those sales are in the local currency of the foreign country. As a result, the Company's earnings can be affected by fluctuations in the value of the U.S. dollar relative to foreign currency. The Company utilizes foreign currency contracts to mitigate the effect of these fluctuations on earnings. The foreign currency contracts are entered into with banks and allow the Company to exchange a specified foreign currency for U.S. dollars at a future date, based on a fixed exchange rate.

In accordance with SFAS No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities," foreign currency contracts, which have maturities of less than one year, are designated as cash flow hedges. The effectiveness of these hedges is measured based on changes in the fair value of the contract attributable to changes in the forward exchange rate and are highly effective. The foreign currency contracts are recognized as assets or liabilities at their fair value and gains and losses that result from the change in the fair value are initially recorded in other comprehensive income and subsequently reclassified into earnings when the sales transaction affects income.

HDFS enters into interest rate swap agreements to reduce the impact of fluctuations in interest rates on its securitization transactions. HDFS originates fixed-rate retail installment loans on an ongoing basis. Eligible loans are pooled and sold through securitization transactions on a periodic basis. HDFS utilizes interest rate swap agreements to hedge anticipated cash flows from the securitization of retail installment loans.

Interest rate swaps utilized by HDFS are designated as cash flow hedges as defined by SFAS 133, generally have a life of less than six months and are recognized as assets or liabilities at fair value. Gains and losses relating to the effective portion of instruments resulting from changes in the fair value are initially recorded in other comprehensive income and subsequently reclassified to earnings when the sale of the hedged retail installment loans is completed. Gains and losses attributable to any ineffective portion, are

No. 1

SUMMARY *of* SIGNIFICANT ACCOUNTING POLICIES *(continued)*

recognized in current earnings during the current period. No component of a hedging derivative instrument's gain or loss is excluded from the assessment of hedge effectiveness. The Company's policy specifically prohibits the use of derivatives for speculative purposes. The fair values of the Company's derivative instruments are discussed in Note 12 to the consolidated financial statements.

Stock Options The Company has a Stock Option Plan under which the Board of Directors may grant to employees nonqualified stock options with or without appreciation rights. The company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. For purposes of pro forma disclosures under SFAS No. 123, "Accounting for Stock based Compensation," the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the years ended December 31 is as follows (in thousands, except per share amounts):

	2002	2001	2000
Net income, as reported	**$580,217**	$437,746	$347,713
Deduct: Total stock-based employee compensation			
Expense determined under fair value based method			
for all option awards, net of related tax effects	**(12,191)**	(11,799)	(9,256)
Pro forma net income	**$568,026**	$425,949	$338,457
Earnings per share:			
Basic as reported	**$1.92**	$1.45	$1.15
Basic pro forma	**$1.88**	$1.41	$1.12
Diluted as reported	**$1.90**	$1.43	$1.13
Diluted pro forma	**$1.86**	$1.39	$1.10

In determining the effect of SFAS No. 123, the Black-Scholes option pricing model was used with the following weighted-average assumptions for 2002, 2001 and 2000: risk-free interest rate of approximately 4%, 5% and 7% respectively; dividend yield of .3%, .2% and .3%, respectively; expected common stock market volatility factor of .4; and a weighted-average expected life of the options of 4.4 years. Forfeitures are recognized as they occur.

Shipping and Handling Fees & Sales Incentive Expense In accordance with adopting EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," prior years shipping and handling revenue totaling $61.2 million for 2001 and $55.6 million for 2000 was reclassified from cost of goods sold to net revenue. Shipping and handling costs are classified as cost of goods sold in all years presented.

In accordance with adopting EITF 00-14, "Accounting for Certain Sales Incentives," and EITF 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," prior year sales incentive expense totaling $27.0 million for 2001 and $27.0 million for 2000 were reclassified from operating expense to net revenue and cost of goods sold.

Reclassifications Certain prior year balances have been reclassified in order to conform with current year presentation.

No. 2

ADDITIONAL BALANCE SHEET *and* CASH FLOW INFORMATION

The following information represents additional detail for selected line items included in the consolidated balance sheets at December 31 and the statements of cash flows for the three years ended December 31:

Additional balance sheet information:

(In thousands)	2002	2001
Accounts receivable, net:		
Domestic	$ 14,168	$ 12,395
Foreign	94,526	106,448
	$108,694	$118,843

Domestic motorcycle sales are generally financed by the purchasing dealers. Foreign motorcycle sales are sold on open account, letter of credit, draft and payment in advance or financed by the purchasing dealers. The allowance for doubtful accounts deducted from accounts receivable was $4.3 million and $2.6 million as of December 31, 2002 and 2001, respectively.

(In thousands)	2002	2001
Inventories, net:		
Components at the lower of FIFO cost or market:		
Raw materials and work in process	$ 82,209	$ 80,363
Motorcycle finished goods	57,076	36,418
Parts and accessories and general merchandise	95,888	81,447
Inventory at lower of FIFO cost or market:	235,173	198,228
Excess of FIFO over LIFO cost	17,017	17,113
	$ 218,156	$ 181,115

Inventory obsolescence reserves deducted from FIFO cost were $17.2 million and $13.0 million as of December 31, 2002 and 2001, respectively.

(In thousands)	2002	2001
Property, plant and equipment, at cost:		
Land and land improvements	$ 20,674	$ 15,719
Buildings and improvements	273,959	233,351
Machinery and equipment	1,448,312	1,200,038
Construction in progress	263,311	256,253
	2,006,256	1,705,361
Less accumulated depreciation	973,660	813,541
	$1,032,596	$ 891,820

No. 2

ADDITIONAL BALANCE SHEET *and* CASH FLOW INFORMATION *(continued)*

(In thousands)	2002	2001
Accrued expenses and other liabilities:		
Payroll, performance incentives, and related expenses	**$ 155,190**	$ 118,012
Warranty/recalls	**33,834**	25,512
Dealer incentive programs	**39,529**	33,795
Income taxes	**67,886**	65,875
Other	**84,057**	61,182
	$380,496	$304,376

(In thousands)	2002	2001
Components of accumulated other comprehensive loss:		
Cumulative foreign currency translation adjustment	**$ 4,529**	$ (10,016)
Unrealized gain on investment in retained securitization interest	**32,104**	20,996
Unrealized loss on derivative financial instruments	**(9,156)**	668
Unrealized gain on marketable securities	**618**	—
Minimum pension liability adjustment	**(74,361)**	(25,376)
	$ (46,266)	$ (13,728)

Supplemental cash flow information:

(In thousands)	2002	2001	2000
Net changes in current assets and current liabilities:			
Accounts receivable	**$ 10,149**	$ (20,532)	$ 8,051
Inventories	**(37,041)**	10,816	(18,569)
Prepaid expenses & other current assets	**(13,268)**	(5,221)	(3,277)
Accounts payable and accrued liabilities	**93,987**	92,698	63,404
	$ 53,827	$ 77,761	$ 49,609

(In thousands)	2002	2001	2000
Cash paid during the period for interest and income taxes:			
Interest	**$ 15,067**	$ 24,806	$ 30,270
Income taxes	**$241,392**	$ 175,302	$ 138,417

Interest paid includes the interest payments of HDFS which are included in financial services expense. The Company capitalized approximately $2.7 million of interest expense in 2002 in connection with expansion projects at its existing facilities. No interest was capitalized in 2001 or 2000.

No. 3

BUSINESSES ACQUIRED *or* SOLD

In October 2000, the Company acquired the net assets of the Harley-Davidson/Buell motorcycle distribution business of Numero Uno, S.r.l. (located near Milan, Italy), the sole distributor of the Company's products in Italy. The new wholly-owned subsidiary distributes the Company's products through a network of independent dealers in Italy. The total purchase price was approximately $20.7 million. The transaction was accounted for under the purchase method and resulted in approximately $16.5 million of goodwill.

In March 2000, the Company sold its Harley-Davidson® Chrome Visa® Card business, which included approximately $142 million of revolving charge receivables. The sale resulted in a pre-tax gain of approximately $18.9 million after a $15 million write-off of goodwill, which related to the business sold. Net of taxes, the transaction resulted in a net gain of $6.9 million. Proceeds from the sale were used to reduce finance debt.

No. 4

HARLEY-DAVIDSON FINANCIAL SERVICES INC.

HDFS is engaged in the business of financing and servicing wholesale inventory receivables and consumer retail installment loans (primarily motorcycles and aircraft). HDFS is responsible for all credit and collection activities for the Motorcycles segment's domestic dealer receivables and many of its European dealer receivables. Prior to August 2002, HDFS offered wholesale financing to the Company's European motorcycle dealers through a joint venture with Transamerica Distribution Finance. In August 2002, HDFS terminated the joint venture relationship and began directly servicing the wholesale financing needs of many of the Company's European dealers.

Additionally, HDFS is an agency for certain unaffiliated insurance carriers providing property/casualty insurance and extended service contracts to motorcycle owners. HDFS conducts business in the United States, Canada and Europe. The condensed statements of operations relating to the Financial Services segment, for the years ended December 31, were as follows:

(In thousands)	**2002**	2001	2000
Interest income	**$ 76,078**	$ 76,201	$ 71,414
Gain on current year securitizations	**56,139**	45,037	21,529
Servicing fee income	**18,571**	13,284	10,837
Insurance commissions	**36,055**	28,744	21,195
Other income	**24,657**	18,279	15,160
Financial services income	**211,500**	181,545	140,135
Interest expense	**15,149**	24,707	30,354
Provision for credit losses	**6,167**	22,178	9,919
Operating expenses	**85,957**	73,387	62,684
Financial services expense	**107,273**	120,272	102,957
Operating income from financial services	**$104,227**	$ 61,273	$ 37,178

No. 4

HARLEY-DAVIDSON FINANCIAL SERVICES INC. *(continued)*

Interest income includes approximately $8.4 million, $9.3 million, and $9.2 million of interest on wholesale finance receivables paid by HDMC to HDFS in 2002, 2001 and 2000, respectively. This interest is paid on behalf of HDMC's independent dealers as an incentive to purchase inventory during winter months. Included in other income is approximately $3.6 million, $1.9 million, and $1.8 million of fees HDMC paid to HDFS for credit and collection activities on receivables purchased from HDMC during 2002, 2001, and 2000, respectively. The transactions described above, between the Motorcycles and Financial Services segments, are not eliminated but their net effect had no impact on consolidated net income.

Finance receivables, included in the current and non-current sections of the consolidated balance sheets, originated or purchased by HDFS and owned at December 31 were as follows:

(In thousands)	2002	2001
Wholesale	**$ 707,862**	$ 568,306
Retail	**570,015**	344,037
Investment in retained securitization interests	**198,748**	152,097
	1,476,625	1,064,440
Allowance for credit losses	**31,045**	28,684
	$1,445,580	$1,035,756

Finance receivables include wholesale loans to dealers and retail loans to consumers. Wholesale loans to dealers are generally secured by financed inventory or property. Retail loans consist of secured installment sales contracts. HDFS either holds titles or liens on titles to vehicles financed by installment sales contracts.

Wholesale finance receivables are originated in the U.S., Canada, and Europe. HDFS began originating European receivables in August 2002 assuming business formerly served by HDFS' European joint venture. European wholesale finance receivables were $91.1 million at December 31, 2002. Retail finance receivables are comprised of U.S. and Canadian receivables.

As of December 31, 2002 and 2001, approximately 10% and 11%, respectively, of finance receivables were originated in California.

At December 31, 2002 and 2001, unused lines of credit extended to HDFS' wholesale finance customers totaled $314 million and $231 million respectively. Approved but unfunded retail finance loans totaled $237 million and $199 million at December 31, 2002 and 2001 respectively.

Wholesale finance receivables, related primarily to motorcycles and related parts and accessories sales, are generally contractually due within one year. Retail finance receivables are primarily related to sales of motorcycles and aircraft. On December 31, 2002, contractual maturities of finance receivables were as follows:

(In thousands)	
2003	$ 855,771
2004	118,809
2005	100,184
2006	94,366
2007	89,108
Thereafter	218,387
Total	$1,476,625

No. 4

HARLEY-DAVIDSON FINANCIAL SERVICES INC. *(continued)*

The allowance for credit losses is comprised of individual components relating to wholesale and retail finance receivables. Changes in the allowance for credit losses for the years ended December 31 are as follows:

(In thousands)	**2002**	2001	2000
Balance at beginning of year	**$28,684**	$10,947	$13,945
Provision for credit losses	**6,167**	22,178	9,919
Charge-offs	**(3,806)**	(4,441)	(7,282)
Sale of revolving charge receivables	**—**	—	(5,635)
Balance at end of year	**$31,045**	$28,684	$10,947

The allowance for credit losses pertaining to revolving charge receivables sold during 2000 was reversed and included in the calculation of gain on the sale.

The carrying value of finance receivables originated in the United States and Canada contractually past due 90 days or more is $2.2 million and $2.6 million at December 31, 2002 and 2001, respectively. The carrying value of finance receivables held by HDFS originated in Europe contractually past due 90 days or more as of December 31 2002 is $5.3 million. HDFS did not hold finance receivables originated in Europe prior to August 2002.

During 2002, 2001 and 2000, the Company sold $1.3 billion, $1.0 billion, and $0.7 billion, respectively, of retail motorcycle installment loans through securitization transactions utilizing QSPE's (see Note 1 to the consolidated financial statements). The Company retains an interesst in interest-only strip receivables, servicing rights, and cash reserve account deposits, collectively referred to as investment in retained securitization interests. In conjunction with these and prior sales, HDFS has assets of $198.7 million and $152.1 million representing retained securitization interests at December 31, 2002 and 2001, respectively. The Company receives annual servicing fees approximating one percent of the outstanding balance. HDFS serviced $2.0 billion and $1.5 billion of retail installment loans as of December 31, 2002 and 2001, respectively.

The Company's retained securitization interests, excluding servicing rights, are subordinate to the interests of securitization trust investors. Investors and securitization trusts have no recourse to the Company's other assets. Recourse is limited to the Company's rights to future cash flow on retained securitization interests, excluding servicing rights, and cash reserve account deposits. Key assumptions in the valuation of the investment in retained securitization interests and in calculating the gain on current year securitizations are credit losses, prepayments, and discount rate.

Key assumptions used to calculate gain on current year securitizations, at the date of the transaction, for securitizations completed in 2002 and 2001 were:

	2002	2001
Prepayment speed (Single Monthly Mortality)	**2.50%**	2.50%
Weighted-average life (in years)	**1.95**	1.93
Expected cumulative net credit losses	**2.38%**	2.13%
Residual cash flows discount rate	**12.00%**	12.00%

No. 4

HARLEY-DAVIDSON FINANCIAL SERVICES INC. *(continued)*

Key assumptions applied to securitized retail installment loans of $2.0 billion and $1.5 billion as of December 31, 2002 and 2001, respectively, to value the investment in retained securitization interests as of December 31, 2002 and 2001 were:

	2002	2001
Prepayment speed (Single Monthly Mortality)	**2.50%**	2.50%
Weighted-average life (in years)	**1.97**	1.97
Expected cumulative net credit losses	**2.24%**	2.05%
Residual cash flows discount rate	**12.00%**	12.00%

Detailed below for all retained securitization interests at December 31, 2002 and 2001 is the sensitivity of the fair value to immediate 10% and 20% adverse changes in the weighted average key assumptions:

(In thousands)	2002	2001
Carrying amount/fair value of retained interests	**$ 198,748**	$ 152,097
Weighted-average life (in years)	**1.97**	1.97
Prepayment speed assumption (monthly rate)	**2.50%**	2.50%
Impact on fair value of 10% adverse change	**$ (7,200)**	$ (5,500)
Impact on fair value of 20% adverse change	**$(14,000)**	$(10,600)
Expected cumulative net credit losses	**2.24%**	2.05%
Impact on fair value of 10% adverse change	**$ (7,300)**	$ (4,400)
Impact on fair value of 20% adverse change	**$(14,600)**	$ (8,800)
Residual cash flows discount rate (annual)	**12.00%**	12.00%
Impact on fair value of 10% adverse change	**$ (3,400)**	$ (2,600)
Impact on fair value of 20% adverse change	**$ (6,700)**	$ (5,200)

These sensitivities are hypothetical and should not be considered to be predictive of future performance. Changes in fair value generally cannot be extrapolated because the relationship of change in assumption to change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated independently from any change in another assumption. In reality, changes in one factor may contribute to changes in another, which may magnify or counteract the sensitivities. Furthermore, the estimated fair values as disclosed should not be considered indicative of future earnings on these assets.

No. 4

HARLEY-DAVIDSON FINANCIAL SERVICES INC. *(continued)*

Expected cumulative net credit losses are a key assumption in the valuation of retained securitization interests. The table below summarizes expected cumulative net credit losses, expressed as a percentage of the original balance of loans securitized, as of December 31, 2002, 2001 and 2000, for all securitizations completed during the years noted.

Expected net	Loans Securitized in				
Credit Losses (%) as of:	**2002**	2001	2000	1999	1998
December 31, 2002	**2.38%**	2.13%	2.06%	2.05%	1.79%
December 31, 2001	—	2.13%	1.95%	1.94%	1.73%
December 31, 2000	—	—	1.90%	1.90%	1.88%

Weighted average expected net credit losses for all active securitizations as of December 31, 2002, 2001, and 2000 were 2.24%, 2.05%, and 1.89% respectively.

The table below summarizes certain cash flows received from and paid to all motorcycle loan securitization trusts during the year ended December 31, 2002 and 2001:

(In thousands)	**2002**	2001
Proceeds from new securitizations	**$1,246,263**	$956,849
Servicing fees received	**17,984**	12,390
Other cash flows received on retained interests	**105,216**	70,424
10% Clean-up call repurchase option	**(21,416)**	(22,537)
Net servicing advances	**(918)**	(586)

Other cash flows represent retained interests cash flows including excess cash reserve account deposits.

As of December 31, 2002 and 2001 managed motorcycle retail installment loans totaled $2.4 billion and $1.7 billion, respectively, of which $2.0 billion and $1.5 billion, respectively, are securitized. The principal amount of motorcycle managed loans 60 days or more past due was $39.6 million and $24.6 million at December 31, 2002 and 2001, respectively. Managed loans 60 days or more past due exclude loans reclassified as repossessed inventory. Credit losses, net of recoveries, of the motorcycle managed loans were $15.8 million and $13.3 million at December 31, 2002 and 2001, respectively.

HDFS' debt as of December 31 consisted of the following:

(In thousands)	**2002**	2001
Commercial paper	**$592,932**	$499,998
Domestic credit facility	**66,546**	67,053
European credit facility	**73,101**	—
Senior subordinated notes	**30,000**	30,000
Total finance debt	**$762,579**	$ 597,051

No. 4

HARLEY-DAVIDSON FINANCIAL SERVICES INC. *(continued)*

HDFS may issue commercial paper of up to $750 million. Maturities may range up to 270 days from the issuance date. Outstanding commercial paper may not exceed the unused portion of the Domestic Credit Facilities noted below. Therefore the outstanding balance of commercial paper combined with the outstanding balance of the Domestic Credit facilities was limited to $750 million as of December 31, 2002. The weighted-average interest rate of outstanding commercial paper balances was 1.34% and 1.95% at December 31, 2002 and 2001, respectively.

HDFS has entered into agreements with a group of financial institutions providing bank credit facilities (Domestic Credit Facilities) of $750 million. The Domestic Credit Facilities consist of a $400 million, 364-day revolving loan due September 2003 and a $350 million, five-year revolving loan due September 2005. The primary uses of the Domestic Credit Facilities are to provide liquidity to the unsecured commercial paper program and to fund HDFS' operations. Subject to certain limitations, HDFS has the option to borrow in various currencies. Interest is based on London interbank offered rates (LIBOR) or other short-term rate indices, depending on the type of advance.

During July 2002, HDFS entered into a $200 million revolving credit facility due July 2005. The primary purpose of the facility is to fund HDFS' European business operations. Subject to certain limitations, HDFS can borrow in various currencies. Interest is based on LIBOR or European Interbank Offered Rates based on the currency of the borrowings.

At December 31, 2002, and 2001, HDFS had $30 million of 6.79% Senior Subordinated Notes (Notes) outstanding due in 2007. The Notes provide for semi-annual interest payments, and principal at maturity.

Long-term finance debt included on the balance sheet at December 31, 2002 consists of $350 million of commercial paper, and the $30 million senior subordinated notes. The $350 million of commercial paper borrowings has been excluded from current liabilities because it is backed by the Company's five year facility and because the Company intends that at least that amount would remain outstanding for an uninterrupted period extending beyond one year from the balance sheet date.

HDFS has met various operating and financial covenants and remains in compliance at December 31, 2002. The Company and HDFS have entered into a support agreement wherein, if required, the Company agrees to provide HDFS certain financial support to maintain certain financial covenants. Support may be provided either as capital contributions or loans at the Company's option. No amount was provided to HDFS under the support agreement as of December 31, 2002 or 2001.

HDFS has a revolving credit line with the Company whereby HDFS may borrow up to $210 million at market rates of interest. As of December 31, 2002, HDFS had $100 million in outstanding borrowings owed to the Company under the revolving credit agreement. The loan is eliminated upon consolidation and therefore is not included in finance debt on the consolidated balance sheets.

No. 5

NOTES PAYABLE *and* LETTERS *of* CREDIT

As of December 31, 2002 and 2001, HDMC had unsecured lines of credit totaling approximately $51.9 million and $42.2 million, respectively, of which approximately $31.9 million and $36.6 million, respectively, remained available.

At December 31, 2002 and 2001, HDMC had outstanding letters of credit of $4.7 million and $3.8 million, respectively. The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions.

No. 6

INCOME TAXES

Provision for income taxes for the years ended December 31, consists of the following:

(In thousands)	**2002**	2001	2000
Current:			
Federal	**$ 241,915**	$207,768	$ 171,405
State	**20,265**	24,723	19,345
Foreign	**4,870**	6,757	8,730
	267,050	239,248	199,480
Deferred:			
Federal	**34,048**	(3,680)	1,088
State	**5,079**	(629)	329
Foreign	**(567)**	770	(54)
	38,560	(3,539)	1,363
Total	**$305,610**	$235,709	$200,843

The provision for income taxes differs from the amount that would be provided by applying the statutory U.S. corporate income tax rate due to the following items for the years ended December 31:

	2002	2001	2000
Provision at statutory rate	**35.0%**	35.0%	35.0%
Goodwill write-off/amortization	**—**	0.1	1.1
Foreign income taxes	**.2**	0.3	0.4
Foreign tax credits	**(0.1)**	(0.2)	(0.4)
State taxes, net of federal benefit	**1.5**	2.2	1.7
Foreign sales corporation	**(0.5)**	(0.7)	(0.7)
Other	**(1.6)**	(1.7)	(0.5)
Provision for income taxes	**34.5%**	35.0%	36.6%

No. 6

INCOME TAXES *(continued)*

Deferred income taxes result from temporary differences between the recognition of revenues and expenses for financial statements and income tax returns. The principal components of the Company's deferred tax assets and liabilities as of December 31 include the following:

(In thousands)	**2002**	2001
Deferred tax assets:		
Accruals not yet tax deductible	**$ 56,473**	$52,948
Pension and postretirement health care benefit obligation	**46,682**	43,974
Other, net	**4,761**	2,275
	107,916	99,197
Deferred tax liabilities:		
Depreciation, tax in excess of book	**(72,840)**	(62,836)
Other, net	**(23,124)**	(15,184)
	(95,964)	(78,020)
Net deferred tax asset	**$ 11,952**	$ 21,177

No. 7

COMMITMENTS *and* CONTINGENCIES

In January 2001, the Company, on its own initiative, notified each owner of 1999 and early-2000 model year Harley-Davidson motorcycles equipped with Twin Cam 88 and Twin Cam 88B engines that the Company was extending the warranty for a rear cam bearing to 5 years or 50,000 miles. Subsequently, on June 28, 2001, a putative nationwide class action was filed against the Company in state court in Milwaukee County, Wisconsin, which was amended by a complaint filed September 28, 2001. The complaint alleged that this cam bearing is defective and asserted various legal theories. The complaint sought unspecified compensatory and punitive damages for affected owners, an order compelling the Company to repair the engines, and other relief. On February 27, 2002 the Company's motion to dismiss the amended complaint was granted by the Court and the amended complaint was dismissed in its entirety. An appeal was filed with the Wisconsin Court of Appeals. On April 12, 2002, the same attorneys filed a second putative nationwide class action against the Company in state court in Milwaukee County, Wisconsin relating to this cam bearing issue and asserting different legal theories than in the first action. The complaint sought unspecified compensatory damages, an order compelling the Company to repair the engines and other relief. On September 23, 2002, the Company's motion to dismiss was granted by the Court, the complaint was dismissed in its entirety and no appeal was taken. On January 14, 2003, the Wisconsin Court of Appeals reversed the trial court's February 27, 2002 dismissal of the complaint in the first action. The Company believes that this reversal is in error and the Company intends to continue to vigorously defend this matter. The Company believes that the 5 year/50,000 mile warranty extension it announced in January 2001 adequately addresses the condition for affected owners.

No. 7

COMMITMENTS and CONTINGENCIES (continued)

The Company is involved with government agencies in various environmental matters, including a matter involving soil and groundwater contamination at its York, Pennsylvania facility. The York facility was formerly used by the U.S. Navy and AMF prior to the purchase of the facility by the Company from AMF in 1981. Although the Company is not certain as to the full extent of the environmental contamination at the York facility, it has been working with the Pennsylvania Department of Environmental Protection since 1986 in undertaking environmental investigation and remediation activities, including an on-going site-wide investigation/feasibility study.

In January 1995, the Company entered into a settlement agreement (the Agreement) with the Navy. The Agreement calls for the Navy and the Company to contribute amounts into a trust equal to 53% and 47%, respectively, of future costs associated with environmental investigation and remediation activities at the York facility (Response Costs). The trust administers the payment of the Response Costs at the York facility as covered by the Agreement.

In February 2002, the Company was advised by the United States Environmental Protection Agency (EPA) that it considers some of the Company's remediation activities at the York facility to be subject to the EPA 's corrective action program and offered the Company the option of addressing corrective action under a facility lead agreement. The objectives and procedures for facility lead corrective action are consistent with the investigation and remediation already being conducted under the Agreement with the Navy, and the Company agreed to participate in EPA's corrective action program.

Although substantial uncertainty exists concerning the nature and scope of the environmental remediation that will ultimately be required at the York facility, the Company estimates that its share of the future Response Costs at the York facility will be approximately $8.5. The estimated future Response Cost was increased by the Company in 2002 by $3.9 million as a result of the increase in actual costs incurred to date to operate the existing groundwater and soil treatment system at the York facility. The Company has established reserves for this amount which are included in Accrued expenses and other liabilities in the consolidated balance sheets.

The Company's estimate of future Response Costs it will incur is based on reports of independent environmental consultants retained by the Company, the actual costs incurred to date and the estimated costs to complete the necessary investigation and remediation activities. Response Costs are expected to be incurred over a period of several years ending in 2010. This timeframe has been extended one year as the site-wide investigation/feasibility study is taking longer than originally anticipated.

Under the terms of the sale of the Commercial Vehicles Division in 1996, the Company has agreed to indemnify Utilimaster Corporation, until 2008, for certain claims related to environmental contamination present at the date of sale, up to $20 million. Based on the environmental studies performed as part of the sale of the Transportation Vehicles segment, the Company does not expect to incur any material expenditures under this indemnification.

The Company self-insures its product liability losses in the United States up to $2.5 million per occurrence. Catastrophic coverage is maintained for occurrences in excess of $2.5 million up to $100 million ($25 million before June 1998) per occurrence and in the aggregate. Outside the United States, the Company is insured for product liability losses up to $100 million ($25 million before June 1998) per occurrence and in the aggregate. The Company accrues for claim exposures which are probable of occurrence and can be reasonably estimated.

No. 8

EMPLOYEE BENEFIT PLANS *and* OTHER POSTRETIREMENT BENEFITS

The Company has several defined benefit pension plans and several postretirement health care benefit plans, which cover substantially all employees of the Motorcycles segment. The Company also has unfunded supplemental employee retirement plan agreements (SERPA) with certain employees which were instituted to replace benefits lost under the Tax Revenue Reconciliation Act of 1993.

Pension benefits are based primarily on years of service and, for certain plans, levels of compensation. Employees are eligible to receive postretirement health care benefits upon attaining age 55 after rendering at least 10 years of service to the Company. The Company's postretirement health care plans are currently funded as claims are submitted. Some of the plans require employee contributions to offset benefit costs.

Pension/SERPA projected benefit obligations and costs are developed from actuarial valuations. The projected benefit obligation represents the actuarial present value of benefits, based on service rendered, using an assumption as to future compensation levels. The valuation of pension/SERPA obligations and costs relies on key assumptions including discount rates, expected return on plan assets and future compensation. The Company evaluates and updates these assumptions annually in conjunction with its September 30 actuarial measurement date. During 2002 the Company responded to market conditions by lowering its discount rate assumption from 8.0% to 7.25% and lowering its expected rate of return on plan assets assumption from 10.5% to 8.5%. Based on these assumptions and others the projected benefit obligation for pension/SERPA plans was $567.2 million as of September 30, 2002 and the fair value of plan assets was $309.5 million, as of September 30, 2002. During the fourth quarter of 2002 the Company contributed an additional $100.0 million to the plan assets, resulting in total contributions of $153.6 million during 2002. The fair value of plan assets was approximately $418 million as of December 31, 2002.

Postretirement obligations and costs are also developed from actuarial valuations and rely on key assumptions including discount rate and medical trend rate. Consistent with its decision to revise the discount rate for pension/SERPA plan obligations the Company also lowered it discount rate assumption for postretierment healthcare benefits from 8.0% to 7.25%.

The information following provides detail of changes in the projected benefit obligations, changes in the fair value of plan assets and funded status as of the Company's September 30 measurement date.

No. 8

EMPLOYEE BENEFIT PLANS *and* OTHER POSTRETIREMENT BENEFITS *(continued)*

(In thousands)	Pension and SERPA		Postretirement Health Care Benefits	
	2002	2001	2002	2001
Change in projected benefit obligation:				
Projected benefit obligation, beginning of year	**$450,681**	$367,534	$146,658	$96,066
Service cost	**22,158**	19,060	8,411	5,473
Interest cost	**35,723**	30,674	11,539	7,943
Plan amendments	**473**	26,512	—	—
Actuarial losses	**67,538**	14,001	24,665	41,570
Plan participant's contributions	**5,626**	4,883	—	—
Benefits paid	**(14,983)**	(11,983)	(6,277)	(4,394)
Projected benefit obligation, September 30	**567,216**	450,681	184,996	146,658
Change in plan assets:				
Fair value of plan assets, beginning of year	**290,118**	372,841	—	—
Actual return on plan assets	**(24,873)**	(94,917)	—	—
Company contributions	**53,581**	19,294	6,266	4,383
Plan participant contributions	**5,626**	4,883	11	11
Benefits paid	**(14,983)**	(11,983)	(6,277)	(4,394)
Fair value of plan assets, September 30	**309,469**	290,118	—	—
Funded status of the plans:				
Projected benefit obligation over plan assets	**257,747**	160,563	184,996	146,658
Unrecognized prior service cost	**(69,138)**	(75,813)	(10,046)	(10,592)
Unrecognized net loss	**(199,459)**	(84,051)	(67,682)	(44,783)
Minimum pension liability:				
Intangible asset	**68,127**	71,943	—	—
Accumulated other comprehensive loss	**119,744**	40,863	—	—
Accrued benefit cost, September 30	**177,021**	113,505	107,268	91,283
Fourth quarter contributions	**100,055**	—	1,849	1,371
Accrued benefit cost, December 31	**$ 76,966**	$113,505	$105,419	$89,912
Amounts recognized in the Statement of Financial Position, December 31:				
Accrued benefit liability	**$ 76,966**	$113,750	$105,419	$89,912
Prepaid benefit cost	**—**	(245)	—	—
Net amount recognized	**$ 76,966**	$113,505	$105,419	$89,912

During 2002 and 2001 the Company recorded an increase in its minimum pension liability of $75.1 million and $79.4 million, respectively. The increase in 2001 was due primarily to the decrease in the fair value of plan assets which occurred in the twelve-month period ended September 30, 2001. The higher minimum pension liability in 2002 was primarily the result of a higher benefit obligation caused by the reduction in the discount rate used as of September 30, 2002, combined with the negative return on plan assets. The Company estimates that an additional 1% decrease in its discount rate would further increase the minimum pension liability by approximately $66.9 million and would result in an after-tax other comprehensive loss of $43.5 million.

No. 8

EMPLOYEE BENEFIT PLANS *and* OTHER POSTRETIREMENT BENEFITS *(continued)*

The Company has several pension/SERPA plans, with separately determined accumulated benefit obligations and plan assets. The accumulated benefit obligation is the actuarial present value of benefits based on service rendered and current and past compensation levels. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels. The amounts included in the following table include the sum total of individual plans with accumulated benefit obligations in excess of plan assets at September 30:

(In thousands)	**2002**	2001
Projected benefit obligation	**$ 567,216**	$ 315,250
Accumulated benefit obligation	**$ 482,451**	$288,994
Fair value of plan assets	**$309,469**	$ 195,411

As of September 30, 2002 this included all of the Company's pension/SERPA plans, however, as of September 30, 2001 this included only a portion of the plans. The accumulated benefit obligation at September 30, 2001 for all pension/SERPA plans combined was $383.0 million.

Components of net periodic benefit costs for the years ended December 31:

	Pension and SERPA			Postretirement Health Care Benefits		
(In thousands)	**2002**	2001	2000	**2002**	2001	2000
Service cost	**$ 22,158**	$19,060	$15,554	**$ 8,411**	$ 5,473	$3,480
Interest cost	**35,723**	30,674	23,054	**11,539**	7,943	5,516
Expected return on plan assets	**(29,323)**	(30,746)	(25,102)	**—**	—	—
Amortization of unrecognized:						
Net transition asset	**—**	—	(131)	**—**	—	—
Prior service cost	**7,148**	6,368	2,668	**546**	546	(238)
Net (gain) loss	**6,320**	6,325	1,862	**1,766**	100	(94)
Net periodic benefit cost	**$42,026**	$ 31,681	$17,905	**$22,262**	$14,062	$8,664
Weighted-average assumptions:						
Discount rate, as of September 30	**7.25%**	8.0%	8.0%	**7.25%**	8.0%	8.0%
Expected return on plan assets for the year ended September 30	**8.5%**	10.5%	10.5%	**N/A**	N/A	N/A
Rate of compensation increase for the year ended September 30	**5.0%**	5.0%	5.0%	**N/A**	N/A	N/A

Included in the plan assets are 1,273,592 shares of the Company's common stock at December 31, 2002 and 2001. The market value of these shares at December 31, 2002 and 2001 was $58.9 million and $69.2 million, respectively. Company policy limits the value of its stock to 25% of plan assets. Dividends paid on shares of the Company's stock were approximately $172,000 and $153,000 during 2002 and 2001, respectively.

No. 8

EMPLOYEE BENEFIT PLANS *and* OTHER POSTRETIREMENT BENEFITS *(continued)*

The weighted average health care cost trend rate used in determining the accumulated postretirement benefit obligation of the health care plans in 2002 was 10% and is assumed to decrease gradually to a constant level of 6% by 2006. This assumption can have a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(In thousands)	1-Percent Increase	1-Percent Decrease
Total of service and interest cost components in 2002	$ 2,636	$ 2,206
Postretirement benefit obligation as of September 30, 2002	$20,733	$18,538

The Company has various defined contribution benefit plans that in total cover substantially all full-time employees. Employees can make voluntary contributions in accordance with the provisions of their respective plan, which includes a 401(k) tax deferral option. The Company accrued $5.9 million, $4.4 million and $3.3 million for matching contributions during 2002, 2001 and 2000, respectively.

No. 9

CAPITAL STOCK

As of December 31, 2002 and 2001, the Company was authorized to issue 800,000,000 shares of common stock of $.01 par value and 2,000,000 shares of preferred stock of $1.00 par value.

The Company has continuing authorization from its Board of Directors to repurchase shares of the Company's outstanding common stock under which the cumulative number of shares repurchased, at the time of any repurchase, shall not exceed the sum of (1) the number of shares issued in connection with the exercise of stock options occurring on or after January 1, 1998 plus (2) one percent of the issued and outstanding common stock of the Company on January 1 of the current year, adjusted for any stock split. The Company repurchased 1,089,000 and 2,438,500 shares of its common stock during 2002 and 2001, respectively, under this authorization.

In addition, the Board of Directors has also separately authorized the Company to repurchase up to 16 million shares of the Company's outstanding common stock. To date, the Company has repurchased 6,600,000 shares of its common stock under this authorization. As a result, the Company may repurchase an additional 9,400,000 shares of common stock under this authorization.

The Company has designated 500,000 of the 2,000,000 authorized shares of preferred stock as Series A Junior Participating preferred stock (Preferred Stock). The Preferred Stock has a par value of $1 per share. Each share of Preferred Stock, none of which is outstanding, is entitled to 10,000 votes per share (subject to adjustment) and other rights such that the value of a one ten-thousandth interest in a share of Preferred Stock should approximate the value of one share of common stock.

No. 9

CAPITAL STOCK *(continued)*

The Preferred Stock is reserved for issuance in connection with the Company's outstanding Preferred Stock purchase rights (Rights). On February 17, 2000, the Board of Directors of the Company declared a dividend of one Right for each outstanding share of common stock payable upon the close of business on August 20, 2000 to the shareholders of record on that date. Under certain conditions, each Right entitles the holder to purchase one ten-thousandth of a share of Preferred Stock at an exercise price of $175, subject to adjustment. The Rights are only exercisable if a person or group has (i) acquired 15% or more of the outstanding common stock or (ii) has announced an intention to acquire 25% or more of the outstanding common stock (either (i) or (ii) are a "Triggering Event"). If there is a 15% acquiring party, then each holder of a Right, other than the acquiring party, will be entitled to purchase, at the exercise price, Preferred Stock having a market value of two times the exercise price.

In addition, prior to the acquisition of 50% or more of the outstanding common stock by an acquiring party, the Board of Directors of the Company may exchange the Rights (other than the Rights of an acquiring party which have become void), in whole or in part, at an exchange ratio of one share of common stock or one ten-thousandth of a share of Preferred Stock (or a share of the Company's preferred stock having equivalent rights, privileges, and preferences) per Right, subject to adjustment. The Rights expire upon the close of business on August 20, 2010, subject to extension.

No. 10

STOCK OPTIONS

The Company has a Stock Option Plan under which the Board of Directors may grant to employees nonqualified stock options with or without appreciation rights. The options have an exercise price equal to the fair market value of the underlying stock at the date of grant and vest ratably over a four year period with the first 25 percent becoming exercisable one year after the date of grant. The options expire ten years from the date of grant. The number of shares of common stock available for future option grants under such plans were 4.6 million and 5.7 million at December 31, 2002 and 2001, respectively.

No. 10

STOCK OPTIONS *(continued)*

The following table summarizes the transactions of the Stock Option Plan for the years ended December 31:

	2002		2001		2000	
	Options	Exercise Price[1]	Options	Exercise Price[1]	Options	Exercise Price[1]
Options outstanding at beginning of year	**8,528,028**	**$22.09**	10,325,155	$ 15.12	11,516,560	$10.62
Options granted	**1,180,862**	**$52.10**	1,511,131	$43.44	1,495,740	$ 33.67
Options exercised	**(957,972)**	**$13.08**	(3,154,865)	$ 9.10	(2,599,423)	$ 5.54
Options cancelled	**(68,050)**	**$36.93**	(153,393)	$ 31.00	(87,722)	$22.66
Options outstanding at end of year	**8,682,868**	**$27.05**	8,528,028	$22.09	10,325,155	$ 15.12
Weighted-average fair value of options granted during the year	**$19.27**		$16.67		$13.72	
Number of options exercisable at end of year	**5,438,862**	**$17.73**	4,913,824	$ 13.38	6,524,006	$ 9.53

[1] *Represents a weighted-average exercise price.*

Options outstanding at December 31, 2002:

Price range	Weighted-Average Contractual life	Options	Weighted-Average Exercise Price
$ 4.64 to $10	2.3	1,582,872	$ 7.52
$10.01 to $20	4.7	2,016,405	$ 12.74
$20.01 to $30	6.1	1,194,723	$25.76
$30.01 to $40	7.3	1,535,635	$34.48
$40.01 to $50	8.1	1,181,990	$44.42
$50.01 to $60	9.1	1,171,243	$ 52.10
		8,682,868	

No. 11

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31:

(In thousands, except per share amounts)	**2002**	2001	2000
Numerator			
Net income used in computing basic and diluted earnings per share	**$580,217**	$437,746	$347,713
Denominator			
Denominator for basic earnings per share — Weighted-average common shares	**302,297**	302,506	302,691
Effect of dilutive securities — employee Stock option plan	**2,861**	3,742	4,779
Denominator for diluted earnings per share — Adjusted weighted-average shares outstanding	**305,158**	306,248	307,470
Basic earnings per share	**$1.92**	$1.45	$ 1.15
Diluted earnings per share	**$1.90**	$1.43	$ 1.13

No. 12

FAIR VALUE *of* FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash and cash equivalents, marketable securities, trade receivables, finance receivables, debt, interest rate swaps and foreign currency contracts. The book values of cash and cash equivalents, trade receivables and finance receivables are considered to approximate their respective fair values. The fair value of marketable securities is based primarily on quoted market prices. During 2002 the Company recorded an unrealized after-tax gain of $.6 million in other comprehensive income to adjust its marketable securities to their fair value as of December 31, 2002. The fair value of the marketable securities at December 31, 2001 approximated their cost.

None of the Company's debt instruments have readily ascertainable market values; however, the carrying values are considered to approximate their respective fair values. See Note 4 to the consolidated financial statements for the terms and carrying values of the Company's various debt instruments.

No. 12

FAIR VALUE *of* FINANCIAL INSTRUMENTS *(continued)*

During 2002 and 2001 the Company entered into foreign currency contracts to hedge its sales transactions denominated in the Euro. As of December 31, 2002 and 2001 the U.S. dollar equivalent of these contracts, which typically have maturities of less than one year, was approximately $147.3 million and $124.9 million, respectively. Prior to January 1, 2001, unrealized gains and losses on these contracts were deferred and recognized at the time the hedged transaction settled. On January 1, 2001, the Company adopted SFAS No. 133 (as amended), "Accounting for Derivative Financial Instruments and Hedging Activities." The effect of adoption was not material. In accordance with SFAS No. 133 foreign currency contracts are designated as cash flow hedges. During 2002 and 2001, these hedges were highly effective, as defined by SFAS No. 133, throughout the year, and as a result, no material gain or loss was recorded for ineffectiveness. Gains and losses that resulted from changes the in the fair value of the cash flow hedges, which were not material, were initially recorded in other comprehensive income and subsequently reclassified into earnings when the hedged transaction affected income. As of December 31, 2002 $14.4 million was recorded in other current liabilities related to the fair value of derivative financial instruments and a $8.1 million loss, net of taxes, related to cash flow hedges was recorded in accumulated other comprehensive income. As of December 31, 2001 $.7 million was recorded in other current assets related to the fair value of derivative financial instruments and a $.7 million gain, net of taxes, related to cash flow hedges was recorded in accumulated other comprehensive income. The fair value of foreign currency contracts was based on quoted market prices.

HDFS utilizes interest rate swaps to reduce the impact of fluctuations in interest rates. As of December 31, 2002, HDFS had interest rate swaps outstanding with a notional value of $241.3 million. These interest rate derivatives are designated as cash flow hedges in accordance with SFAS 133. During 2002, the hedges were highly effective, and as a result, the amount of hedge ineffectiveness recognized during the year was insignificant. As of December 31, 2002, $1.9 million was recorded in current liabilities related to the fair value of these interest rate swaps and a $1.1 million unrealized loss, net of taxes, related to cash flow hedges was recorded in accumulated other comprehensive income. HDFS had no derivatives outstanding at December 31, 2001. No ready market exists for swaps utilized by HDFS. Interest rate swaps are valued utilizing established valuation methods.

No. 13

BUSINESS SEGMENTS *and* FOREIGN OPERATIONS

(A) BUSINESS SEGMENTS

The Company operates in two business segments: Motorcycles and Financial Services. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately based on the fundamental differences in their operations.

The Motorcycles segment consists primarily of the group of companies doing business as Harley-Davidson Motor Company and Buell Motorcycle Company. The Motorcycles segment designs, manufactures and sells primarily heavyweight (engine displacement of 651+cc) touring, custom and sport motorcycles and a broad range of related products which include motorcycle parts and accessories and riding apparel. The Company, which is the only major American motorcycle manufacturer, has held the largest share of the United States heavyweight motorcycle market since 1986.

No. 13

BUSINESS SEGMENTS *and* FOREIGN OPERATIONS *(continued)*

The Financial Services segment consists of Harley-Davidson Financial Services, Inc. HDFS is engaged in the business of financing and servicing wholesale inventory receivables, consumer retail installment sales contracts (primarily motorcycles and aircraft). Additionally, HDFS is an agency for certain unaffiliated insurance carriers providing property/casualty insurance and extended service contracts to motorcycle owners. HDFS conducts business in the United States, Canada and Europe.

Information by industry segment is set forth below for the years ended December 31:

(In thousands)	**2002**	2001	2000
Motorcycles net revenue and Financial Services income:			
Motorcycles net revenue	**$4,090,970**	$3,406,786	$2,943,346
Financial Services income	**211,500**	181,545	140,135
	$4,302,470	$ 3,588,331	$ 3,083,481
Income from operations:			
Motorcycles	**$ 791,121**	$ 613,311	$ 487,485
Financial Services	**104,227**	61,273	37,178
General corporate expenses	**(12,646)**	(12,083)	(9,691)
	$ 882,702	$ 662,501	$ 514,972

Information by industry segment is set forth below as of December 31:

(In thousands)	Motorcycles	Financial Services	Corporate	Consolidated
2002				
Identifiable assets	**$1,541,110**	**$1,523,542**	**$796,565**	**$3,861,217**
Depreciation	**171,389**	**4,261**	**128**	**175,778**
Net capital expenditures	**318,048**	**5,728**	**90**	**323,866**
2001				
Identifiable assets	$1,385,932	$1,096,239	$636,324	$ 3,118,495
Depreciation and amortization	146,260	6,618	183	153,061
Net capital expenditures	285,023	5,193	165	290,381
2000				
Identifiable assets	$ 1,158,813	$ 856,961	$420,630	$2,436,404
Depreciation and amortization	127,085	6,012	251	133,348
Net capital expenditures	199,306	4,177	128	203,611

No. 13

BUSINESS SEGMENTS *and* FOREIGN OPERATIONS *(continued)*

(B) GEOGRAPHIC INFORMATION

Included in the consolidated financial statements are the following amounts relating to geographic locations for the years ended December 31:

(In thousands)	2002	2001	2000
Motorcycles net revenue[1]:			
United States	**$3,416,432**	$2,809,763	$2,357,972
Europe	**337,463**	301,729	285,372
Japan	**143,298**	141,181	148,684
Canada	**121,257**	96,928	93,352
Other foreign countries	**72,520**	57,185	57,966
	$4,090,970	$3,406,786	$2,943,346
Financial Services income[1]:			
United States	**$ 199,380**	$ 172,593	$ 132,684
Europe	**4,524**	1,214	655
Canada	**7,596**	7,738	6,796
	$ 211,500	$ 181,545	$ 140,135
Long-lived assets[2]:			
United States	**$ 1,151,702**	$ 1,021,946	$ 856,746
Other foreign countries	**36,138**	33,234	27,844
	$ 1,187,840	$ 1,055,180	$ 884,590

[1] *Net revenue is attributed to geographic regions based on location of customer.*

[2] *Long-lived assets include all long-term assets except those specifically excluded under SFAS No. 131, such as deferred income taxes and finance receivables.*

No. 14

RELATED PARTY TRANSACTIONS

In accordance with accounting principles generally accepted in the United States the Company is required to disclose material related party transactions. A director of the Company is Vice Chairman, Chief Executive Officer and an equity owner of Fred Deeley Imports Ltd. (Deeley Imports), the exclusive distributor of the Company's motorcycles in Canada. During 2002, 2001 and 2000, the Company recorded revenue and financial services income from Deeley Imports of $120.3 million, $97.3 million and $93.0, respectively and had accounts receivables balances due from Deeley Imports of $7.8 million and $5.7 million at December 31, 2002 and 2001, respectively. All such products were provided in the ordinary course of business at prices and on terms and conditions determined through arm's-length negotiation.

SUPPLEMENTARY DATA

QUARTERLY FINANCIAL DATA (*unaudited*)

(In millions except per share data)	*1st Quarter*		*2nd Quarter*		*3rd Quarter*		*4th Quarter*	
	Mar. 31, 2002	Mar. 25, 2001	**June 30, 2002**	June 24, 2001	**Sep. 29, 2002**	Sep. 23, 2001	**Dec. 31, 2002**	Dec. 31, 2001
Net revenue	**$927.8**	$776.9	**$1,001.1**	$862.3	**$1,135.5**	$861.6	**$1,026.5**	$905.9
Gross profit	**315.3**	253.9	**335.1**	288.7	**396.9**	297.5	**370.6**	312.9
Net income	**120.0**	92.0	**144.3**	115.6	**165.0**	111.7	**150.9**	118.4
Earnings per common share:								
Basic	**$ .40**	$ .30	**$ .48**	$ .38	**$ .55**	$ .37	**$ .50**	$ .39
Diluted	**$ .39**	$ .30	**$ .47**	$ .38	**$ .54**	$ .36	**$ .49**	$ .39

REPORT *of* ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of Harley-Davidson, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harley-Davidson, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2002, the Company changed its method of accounting for goodwill.

Ernst & Young LLP

Milwaukee, Wisconsin
January 16, 2003

REPORT *of* MANAGEMENT

The consolidated financial statements of Harley-Davidson, Inc. were prepared by the Company's management, which is responsible for their reliability and objectivity. The statements have been prepared in conformity with accounting principles generally accepted in the United States and, as such, include amounts based on informed estimates and judgements of management with consideration given to materiality. Financial information elsewhere in this annual report is consistent with that in the financial statements.

Management is further responsible for maintaining a system of internal controls to provide reasonable assurance that the Company's books and records reflect the transactions of the Company; that assets are safeguarded; and that management's established policies and procedures are followed. Management systematically reviews and modifies the system of internal controls to improve its effectiveness. The internal control system is augmented by the communication of accounting and business policies throughout the Company; the careful selection, training and development of qualified personnel; the delegation of authority and establishment of responsibilities.

Independent auditors are engaged to audit the financial statements of the Company and issue a report thereon. They have informed management and the Audit Committee of the Board of Directors that their audits were conducted in accordance with auditing standards generally accepted in the United States, which requires a consideration of internal controls to determine the nature, timing and extent of audit testing. Management reviews the recommendations of the independent auditors. Control procedures have been implemented or revised as appropriate to respond to these recommendations. In management's opinion, as of December 31, 2002, the internal control system was functioning effectively and accomplished the objectives discussed herein.

Jeffrey L. Bleustein
Chairman and Chief Executive Officer

James L. Ziemer
Vice President and Chief Financial Officer

REPORT *of the* AUDIT COMMITTEE

The Audit Committee of the Board of Directors reviews the Company's financial reporting process, the system of internal control, the audit process and the process for monitoring compliance with the laws and regulations. All of the Audit Committee members are independent as defined in the New York Stock Exchange's listing standards.

The Audit Committee of the Board has reviewed and discussed with management the audited financial statements of the Company for the 2002 fiscal year and has discussed with representatives of Ernst & Young, LLP, the Company's independent auditors for the 2002 fiscal year, the matters required to be discussed by Statement of Auditing Standards No. 61, as currently in effect. The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, as currently in effect, and has discussed with representatives of Ernst & Young LLP the independence of Ernst & Young LLP. Based on the review and discussions referred to above, the Audit Committee has recommended to the Board of Directors that the audited financial statements for the 2002 fiscal year be included in the Company's Annual Report.

AUDIT *and* COMMITTEE *of the* BOARD *of* DIRECTORS

Richard I. Beattie
Chairman of the Executive Committee,
Simpson Thacher & Bartlett

Sara L. Levinson
President, Women's Group of Rodale, Inc.;
ChairMom, ClubMom, Inc.

George L. Miles, Jr.
President and Chief Executive Officer,
WQED Multimedia

James A. Norling, Chairman
Executive Vice President of Motorola, Inc.;
President, Personal Communications Sector (Retired)

NINE REMARKABLE LEADERS ONE EXCEPTIONAL TEAM



Although the motorcycle business is fun, we take corporate governance seriously. The Harley-Davidson Board of Directors is composed of accomplished leaders from a range of industries who meet regularly to review Company objectives and plan for future growth. These individuals draw on their diverse backgrounds and experiences. They are proud Harley-Davidson enthusiasts, and they work to ensure that the decisions made by Harley-Davidson promote fairness, financial transparency and accountability to all of our shareholders.

To learn more about how the Harley-Davidson Board of Directors operates, see the Company's discussion about Board Elections and other issues in its Proxy Statement, which is available online at www.harley-davidson.com or by contacting Investor Relations at 877-hdstock (877-437-8625).

FACING PAGE, *from* LEFT *to* RIGHT:

Barry K. Allen, 54, has been a director of the Company since 1992. In August 2002, Mr. Allen became Executive Vice President and Chief Human Resources Officer of Qwest Communications International Inc., a broadband Internet-based communications company. Mr. Allen also serves as the President of Allen Enterprises, LLC, a private equity investment and management company, a position he has held since August 2000. Mr. Allen served as President of Ameritech Corporation, a telecommunications company, from October 1999 until August 2000. Mr. Allen was Executive Vice President of Ameritech/SBC Communications (f/k/a Ameritech Corporation) from August 1995 to October 1999. He is also a director of Cobalt Corporation.

George L. Miles, Jr., 61, has been a director of the Company since August 2002. Mr. Miles is the President and Chief Executive Officer of WQED Multimedia, the public broadcaster for southwestern Pennsylvania, a position he has held since April 1994. Mr. Miles is also a certified public accountant who at the beginning of his career worked for more than eight years with Touche Ross & Company, an accounting firm, and six years as an auditor for the federal government. He is also a director of Equitable Resources, Inc., WESCO International, Inc. and Westwood One, Inc.

Sara L. Levinson, 52, has been a director of the Company since 1996. Ms. Levinson is President of the Women's Group of Rodale, Inc., the world's leading publisher of information on healthy, active lifestyles, a position she has held since September 2002. Ms. Levinson is also ChairMom of ClubMom, Inc., a consumer relationship management company, a position she has held since May 2000. She previously served as Chief Executive Officer of ClubMom, Inc. from May 2000 to September 2002. She was President of NFL Properties, Inc., a trademark licensing company for the National Football League, from September 1994 to April 2000. Prior to that time, Ms. Levinson served as President and Business Director of MTV: Music Television, a cable television network, from 1993 to September 1994. She is also a director of Federated Department Stores, Inc.

James A. Norling, 61, has been a director of the Company since 1993. Mr. Norling served as interim President and Chief Executive Officer of Chartered Semiconductor Manufacturing, Inc., a semiconductor manufacturer, from April 2002 to July 2002. In August 2000, Mr. Norling retired as the Executive Vice President of Motorola, Inc., a manufacturer of electronics, and as President, Personal Communications Section of Motorola, Inc., positions that he held since June 1999. He served as Executive Vice President, Deputy to Chief Executive Officer and President of Europe, Middle East and Africa for Motorola, Inc. from December 1998 to June 1999; and as President and General Manager, Messaging, Information and Media Section for Motorola, Inc. from January 1997 to December 1998. He is also Chairman of the Board of Directors of Chartered Semiconductor Manufacturing Ltd.

Jeffrey L. Bleustein, 63, has been a director of the Company since 1996. In December 1998, Mr. Bleustein was elected Chairman of the Board of the Company. He has served as President and Chief Executive Officer of the Company and Chief Executive Officer of the Motor Company since June 1997. Mr. Bleustein served as President and Chief Operating Officer of the Motor Company from 1993 to May 2001. He was Executive Vice President of the Company from 1991 to June 1997. He is also a director of Brunswick Corporation.

Richard G. LeFauve (Deceased) was a director of the Company since 1993. In December 1998, Mr. LeFauve retired as President of General Motors University and a Senior Vice President of General Motors Corporation, an automobile manufacturer, a position that he held since April 1997. He was Group Executive, NAO Small Car Group of General Motors Corporation from 1994 to April 1997, Chairman of Saturn Corporation, an automobile manufacturer, from 1995 to April 1997, and a Vice President of General Motors Corporation from 1985 to April 1997. Mr. LeFauve died on January 26, 2003.

Donald A. James, 59, has been a director of the Company since 1991. Mr. James is a co-founder and since 2002 he has served as the Chairman and Chief Executive Officer of Fred Deeley Imports Ltd., the largest independent motorcycle distributorship in Canada and the exclusive distributor of the Company's motorcycles in that country. He served as the Vice Chairman and Chief Executive Officer of Fred Deeley Imports Ltd. from 1989 to 2002. Mr. James is also an equity owner of Fred Deeley Imports Ltd.

George H. Conrades, 64, has been a director of the Company since May 2002. Mr. Conrades is Chairman and Chief Executive Officer of Akamai Technologies, Inc., a provider of secure, outsourced e-business infrastructure services and software, a position he has held since April 1999. Since August 1998, Mr. Conrades also has served as a partner with Polaris Venture Partners, an early stage investment company. Mr. Conrades previously served as Executive Vice President of GTE Corporation, a telecommunications company, and President of GTE Internetworking, Inc., an Internet communications company, from May 1997 to August 1998, following that firm's acquisition of BBN Corporation, a technological research and development company. From January 1994 to May 1997, Mr. Conrades served as President and Chief Executive Officer of BBN Corporation. Prior to that time and for 31 years, Mr. Conrades was employed by International Business Machines Corporation, an information technology company. He is also a director of Cardinal Health, Inc. and Viacom, Inc.

Richard I. Beattie, 63, has been a director of the Company since 1996. Mr. Beattie has been a partner of Simpson Thacher & Bartlett, a law firm, since 1977 and has served as Chairman of the Executive Committee of that firm since 1991. Mr. Beattie is an expert in corporate governance issues, serving as counsel to numerous boards and non-management directors. Mr. Beattie also has a distinguished record of public service, including serving as the General Counsel of the Department of Health, Education and Welfare during President Carter's administration and as a Senior Advisor to the Secretary of State for Reorganization Issues in 1997 during President Clinton's administration. From 1995-1997, Mr. Beattie served as President Clinton's Emissary for Cyprus. Mr. Beattie also is a director of Heidrick & Struggles International, Inc.

COMMITTEE FUNCTIONS *and* RESPONSIBILITY

The Board has determined that all current directors, other than Messrs. Bleustein and James, qualify as independent directors of the Company under the proposed rules of the New York Stock Exchange, Inc. To assist it in making determinations of independence, the Board adopted a categorical standard. Under the standard, the Board will determine that a director is independent where the director's sole relationship with the Company is that he or she is or was an executive officer of, or has any other relationship with, another company that does business with the Company and the annual sales to or purchases from the Company are less than three percent (3%) of the annual revenues of the company he or she serves or served as an executive or with which the director has any other relationship. The Board has concluded that all directors that the Board considers independent either meet this standard or have no relationship with the Company.

The Board has three committees: the Audit Committee, the Human Resources Committee and the Nominating and Corporate Governance Committee.

AUDIT COMMITTEE

2002 Members: Directors Richard I. Beattie, Sara L. Levinson, George L. Miles, Jr. and James A. Norling (*Chairman*). After Mr. LeFauve's death, the membership of the Committee changed. Current Members are: Directors Beattie, Miles, Jr. and Norling (*Chairman*).

The Board amended the Audit Committee charter in February 2003 to provide, among other things, that the Audit Committee assist the Board in fulfilling their oversight responsibility relating to: (a) the integrity of the Company's financial statements and the financial reporting process; (b) the systems of internal accounting and financial controls; (c) the internal audit function; (d) the retention and termination of the independent auditors; (e) the annual independent audit of the Company's financial statements; (f) the independent auditors' qualifications and independence; (g) conflicts of interest of the Company's directors and executive officers and the disclosure of any waivers of such conflicts; and (h) the compliance and ethics programs established by management and the Board.

The Board has determined that all members of the Audit Committee are independent in accordance with the audit committee requirements of the New York Stock Exchange, Inc. The functions of the Audit Committee and its activities during fiscal year 2002 are discussed in more detail under the heading "Audit Committee Report" in the Company's Proxy Statement.

HUMAN RESOURCES COMMITTEE

2002 Members: Directors Barry K. Allen, George H. Conrades and Richard G. LeFauve (*Chairman*). After Mr. LeFauve's death, the membership of the Committee changed. Current Members are: Directors Allen, Conrades (*Chairman*) and Levinson.

The Human Resources Committee charter was amended in December 2002 to provide, among other things, that the Human Resources Committee: (a) discharge the Board's responsibilities relating to compensation of the Company's Chief Executive Officer and other executive officers; (b) produce an annual report on compensation for inclusion in the Company's proxy statement in accordance with applicable rules and regulations; (c) evaluate Company management performance overall and provide recommendations regarding management successors; and (d) review and recommend all equity based compensation plans.

NOMINATING *and* CORPORATE GOVERNANCE COMMITTEE

2002 Members: Directors Barry K. Allen (*Chairman*), Richard I. Beattie, George H. Conrades, Richard G. LeFauve, Sara L. Levinson, George L. Miles, Jr. and James A. Norling. After Mr. LeFauve's death, the membership of the Committee was reduced by one director.

In December 2002, the name of the Nominating and Director Affairs Committee was changed to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee charter was amended in December 2002 to provide, among other things, that the Nominating and Corporate Governance Committee: (a) identify and make recommendations to the Board on individuals qualified to serve as Board members of the Company; (b) review and recommend the renomination of incumbent directors; (c) review and recommend committee appointments; (d) lead the Board in its annual review of the Board's and its committees' performance; (e) approve goals and objectives for the Chief Executive Officer and review the Chief Executive Officer's annual performance; (f) review and recommend to the Board a set of governance guidelines applicable to the Company; (g) take a leadership role in shaping the corporate governance of the Company; and (h) perform other related tasks, such as studying the size, committee structure, compensation or meeting frequency of the Board.

Shareholders may recommend candidates for consideration by the Nominating and Corporate Governance Committee by writing to the Nominating and Corporate Governance Committee in care of the Secretary of the Company. Such recommendations for the 2004 annual meeting of shareholders must be received by the Company on or before November 25, 2003.

BOARD MEETINGS

The Board has five regularly scheduled meetings per year and met five times during 2002. In addition, the Board met several times in executive sessions, during these meetings, without management present. In August 2002, non-management members of the Board elected Mr. Barry K. Allen Presiding Director. The Presiding Director is responsible for chairing the executive sessions. Shareholders and other parties interested in communicating directly with the Presiding Director or with non-management directors as a group may do so by writing to the Presiding Director, Harley-Davidson, Inc. at the address listed under the Company's information section.

CORPORATE GOVERNANCE

The enactment of the Sarbanes-Oxley Act of 2002 (Sarbanes) has made many companies reexamine or develop corporate governance policies. For years, Harley-Davidson has believed that good corporate governance is a fundamental part of what we are as a company. Good corporate governance goes hand in hand with the Company's values. In fact, the Board of Directors adopted a Corporate Governance Policy prior to the enactment of Sarbanes. Since 1992 the Company has had a Code of Business Conduct in place that was updated in January 2003 and approved by the Board.

Recently, the Company formalized certain other corporate governance procedures and established a Disclosure Committee comprised of members of management responsible for considering the materiality of information and determining disclosure obligations on a timely basis; and designing, establishing, maintaining, reviewing and evaluating the Company's procedures. In addition, the Board of Directors approved a Financial Code of Ethics and developed a Conflict of Interest Process for Directors and Executive Officers.

CORPORATE OFFICERS, HARLEY-DAVIDSON, INC.

Jeffrey L. Bleustein
Chairman and Chief Executive Officer

James M. Brostowitz
Vice President, Controller and Treasurer

Gail A. Lione
Vice President, General Counsel and Secretary

James L. Ziemer
Vice President and Chief Financial Officer

MOTOR COMPANY LEADERSHIP

Jeffrey L. Bleustein
Chief Executive Officer

Garry S. Berryman
Vice President, Materials Management/Product Cost

Joanne M. Bischmann
Vice President, Marketing

James M. Brostowitz
Vice President and Controller

Leroy Coleman
Vice President and General Manager, Powertrain Operations, Pilgrim Road

Rodney J. Copes
General Manager, Tomahawk Operations

Ruth M. Crowley
Vice President, General Merchandise

William B. Dannehl
Vice President Strategic Planning and New Business Development

William G. Davidson
Vice President, Styling

Karl M. Eberle
Vice President and General Manager, Kansas City Operations

Jon R. Flickinger
Vice President, North American Sales and Dealer Services

John A. Hevey
Vice President

Jorge F. Hidalgo
Vice President and General Manager, York Operations

Timothy K. Hoelter
Vice President, Government Affairs

Ronald M. Hutchinson
Vice President, Parts and Accessories

Michael D. Keefe
Vice President and Director, Harley Owners Group

Donald C. Kieffer
Vice President Manufacturing Excellence and General Manager, Powertrain Operations, Capitol Drive

Kathleen A. Lawler
Vice President, Communications

Gail A. Lione
Vice President and General Counsel

James A. McCaslin
President and Chief Operating Officer

Steven R. Phillips
Vice President, Quality, Reliability and Technical Services

John K. Russell
Vice President, Managing Director, Europe

Harold A. Scott
Vice President, Human Resources

W. Kenneth Sutton, Jr.
Vice President, Engineering

Earl K. Werner
Vice President, Continuous Improvement

Jerry G. Wilke
Vice President, General Manager Asia/Pacific and Latin America Regions

HARLEY-DAVIDSON FINANCIAL SERVICES LEADERSHIP

Lawrence G. Hund
Vice President and Chief Financial Officer

Donna F. Zarcone
President and Chief Operating Officer

BUELL MOTORCYCLE COMPANY LEADERSHIP

Erik F. Buell
Chairman and Chief Technical Officer

John A. Hevey
President and Chief Operating Officer

COMPANY INFORMATION

Harley-Davidson, Inc.
3700 West Juneau Avenue
P.O. Box 653
Milwaukee, Wisconsin 53201-0653
414-343-4680

Internet Addresses:
www.harley-davidson.com
www.buell.com

Plant Tour Information:
877-883-1450
York, PA (motorcycles)
Kansas City, MO (motorcycles)
Milwaukee, WI (engines)

SHAREHOLDER INFORMATION

Annual Shareholder Meeting
The Annual Meeting of Shareholders will convene at 10:30 a.m., CT, on Saturday, May 3, 2003, at the Midwest Airlines Center, 400 West Wisconsin Avenue, Milwaukee, Wisconsin 53203.

SEC Form 10-K
A copy of the Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained from the Company without charge to shareholders, or via the Internet on or around April 1, 2003.

Dividend Reinvestment and Stock Purchase Plan
To obtain information on our Dividend Reinvestment and Stock Purchase Plan, please contact ComputerShare.

ComputerShare Trust Company
P. O. Box A3309
Chicago, IL 60690-3309
866-360-5339 (toll-free)

Registrar and Transfer Agent
ComputerShare Investor Services, LLC
P. O. Box A3504
Chicago, IL 60690-3504
866-360-5339 (toll-free)
or 312-360-5339

Contact Investor Relations at:
877-HDSTOCK (toll-free)
414-343-4782, or try our e-mail:
investor.relations@harley-davidson.com

Corporate Governance Materials may be obtained after June 30, 2003 via our Web site at:
www.harley-davidson.com


HDI
Listed
NYSE

NO MATTER WHERE
our JOURNEY *may* TAKE US,
we NEVER FORGET
WHERE *we came* FROM.

SEE *you* THERE.



Portland, OR
Kennewick, WA
Missoula, MT
Great Falls, MT
Billings, MT
Sturgis, SD
Sioux Falls, SD
La Crosse, WI
Rockford, IL
Springfield, IL
Kansas City, MO
Michigan City, IN
Indianapolis, IN
Dearborn, MI
Buffalo, NY
Harrisburg, PA
Washington, DC
Nashville, TN
Memphis, TN
Baton Rouge, LA
Las Vegas, NV
Flagstaff, AZ
Albuquerque, NM
Amarillo, TX
Oklahoma City, OK



1903
HARLEY-DAVIDSON
2003

THE RIDE HOME

AUGUST 17–27, 2003

Join riders and enthusiasts from around the world on an historic journey to celebrate a century of Harley-Davidson and kick off the next 100 years of great motorcycles. Four unguided routes across the United States include special public events for celebrants of all ages at gathering points along the way, giving both riders and non-riders the chance to participate even if they can't make it to Milwaukee. All routes finish in Milwaukee on August 27 for 100th Anniversary events that conclude on August 31.

See www.harley-davidson.com for details.

Our Mission

We fulfill dreams through
the experiences of motorcycling by providing
to motorcyclists and to the general public
an expanding line of motorcycles,
branded products and services in selected
market segments.

Harley-Davidson, Inc
[illegible]

[illegible]

Design: [illegible], Inc., Chicago; Principal Photography, Charlie Simokaitis, Chicago; Supplementary Photography, The Harley-Davidson Motor Company; Printing, The Hennegan Company